Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 11/10/16	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Bats EDGA Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, Bats EDGA Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street, 32nd Floor
New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 03/09/09 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 11/10/16 (MM/DD/YY) Bats EDGA Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, SVP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 9th day of NOV (Month), 2016 (Year) by Bianca Stodden (Notary Public)

My Commission expires 08/04/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

A. Bats Global Markets, Inc.

1. *Name*: Bats Global Markets, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: Bats Global Markets, Inc. owns 100% of the outstanding common stock of Bats Global Markets Holdings, Inc., which is the Exchange's 100% owner.

5. *Brief description of business or functions:* Bats Global Markets, Inc. is the ultimate parent company through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange and its affiliates.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Chris Concannon
   - Michael Richter
   - Alan Freudenstein
   - John McCarthy
   - Robert Jones
   - Chris Mitchell
   - Jamil Nazarali
   - Frank Reardon

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)
   - Tony Barchetto (Executive Vice President, Head of Corporate Development)

- Mark Hemsley (Executive Vice President, Chief Executive Officer of Bats Europe)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Tami Schademann (Executive Vice President, Chief Compliance Officer)

Compensation Committee

- Rob Jones
- Chris Mitchell
- Frank Reardon

Audit Committee

- Michael Richter
- Alan Freudenstein
- Robert Jones

Nominating and Corporate Governance Committee

- John McCarthy
- Alan Freudenstein
- Michael Richter

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. <u>Bats Global Markets Holdings, Inc.</u>

1. *Name*: Bats Global Markets Holdings, Inc.

   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon

   Current Officers
   - Chris Concannon (President, CEO)
   - Tami Schademann (Executive Vice President)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Direct Edge LLC

1. *Name*: Direct Edge LLC (f/k/a Direct Edge, Inc.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Bats Global Markets, Inc. owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President, CEO)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Chief Financial Officer)
   - Chris Isaacson (Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Bats BZX Exchange, Inc.

1. *Name*: Bats BZX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Bats BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Chris Isaacson
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)

- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Executive Vice President, Head of Corporate Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)

Standing Committees

Compensation Committee
- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee
- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. Bats BYX Exchange, Inc.

1. *Name*: Bats BYX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Bats BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Chris Isaacson
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
   - Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)

- Tony Barchetto (Executive Vice President, Head of Corporate Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)

Standing Committees

Compensation Committee
- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee
- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. Bats EDGX Exchange, Inc.

1. *Name*: Bats EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Bats EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Bats Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Bats EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Chris Isaacson
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)

- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Executive Vice President, Head of Corporate Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)

Standing Committees

Compensation Committee
- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee
- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Bats Trading, Inc.

1. *Name*: Bats Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Bats Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Bats Trading, Inc. provides routing of orders from the Exchange Bats BYX Exchange, Inc., Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Tami Schademann
   - Chris Concannon
   - Brian N. Schell

   Current Officers
   - Troy Yeazel (President)
   - Greg Steinberg (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Derick Shupe (FINOP, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc.,which is also the Exchange's 100& owner.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Joe Ratterman
   - Mark Hemsley

   Current Officers
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Bats Hotspot Holdings LLC

1. *Name*: Bats Hotspot Holdings LLC (f/k/a Hotspot FX Holdings, LLC)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000. Name was amended from Hotspot FX Holdings, LLC, a Delaware LLC, on March 11, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Holdings LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Holdings LLC is an intermediate holding company of Bats Hotspot LLC and Bats Hotspot Services LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)
   - Barry Calder (Head of Liquidity & Client Services)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Bats Hotspot LLC

1. *Name*: Bats Hotspot LLC (f/k/a KCG Hotspot FX LLC)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)
   - Barry Calder (Head of Liquidity & Client Services)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Bats Hotspot Services LLC

1. *Name*: Bats Hotspot Services LLC (f/k/a Hotspot FXr, L.L.C.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Services LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Services LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)
   - Barry Calder (Head of Liquidity & Client Services)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

L. Bats International Holdings Limited

1. *Name*: Bats International Holdings Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Bats International Holdings Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats International Holdings Limited is a holding company of Bats Hotspot Europe Limited and Bats Hotspot Asia Pte. Ltd.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Chris Concannon

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

M. Bats Hotspot Europe Limited

1. *Name*: Bats Hotspot Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Europe Limited is wholly-owned by Bats International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Chris Concannon

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Bats Hotspot Asia Pte. Ltd.

1. *Name*: Bats Hotspot Asia Pte. Ltd.
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Asia Pte. Ltd. is wholly-owned by Bats International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Asia Pte. Ltd. operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Ng Lip Chih

   Current Officers
   - Chris Concannon (President)
   - Chew Pei Tsing (Secretary)
   - Lai Jek Ping (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Bats Trading Limited

1. *Name*: Bats Trading Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Bats Trading Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Trading Limited is recognized as a Recognised Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - John Woodman
   - Richard Balarkas
   - Virginie Saade
   - Rebecca Fuller
   - Julian Corner
   - Kristian West
   - Ted Hood

   Current Officers
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Guy Simpkin (Head of Business Development)

- David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee
- Ted Hood
- Rebecca Fuller

Remuneration Committee
- John Woodman
- Rebecca Fuller

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Chi-X Europe Limited

1. *Name*: Chi-X Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales. It changed its name to Chi-X Europe Limited on July 2, 2007.

4. *Brief description of nature and extent of affiliation*: Chi-X Europe Limited is wholly-owned by Bats Trading Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Bats Trading Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - John Woodman

   Current Officers
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Guy Simpkin (Head of Business Development)
   - David Howson (COO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

Q. Bats ETF.com, Inc.

1. *Name*: Bats ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Bats ETF.com, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon

   Current Officers
   - Chris Concannon (President)
   - David Lichtblau (CEO)
   - Brian N. Schell (EVP, CFO and Treasurer)
   - Bryan Harkins (EVP, Head of U.S. Markets)
   - Chris Isaacson (EVP, Global CIO)
   - Eric Swanson (EVP, General Counsel and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. INDEXPUBS S.A.

1. *Name*: INDEXPUBS S.A.
   Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: INDEXPUBS S.A. is owned 0.1% by Fernando Rivera and 99.9% by Bats International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: INDEXPUBS S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: See attached.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - David Lichtblau (President)
   - Verónica Rocío Bravo (General Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. Bats Hotspot IB LLC

1. *Name*: Bats Hotspot IB LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Illinois under Section 15-1 of the Limited Liability Company Act of the State of Illinois on May 23, 2003.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot IB LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot IB LLC is an introducing broker registered with the National Futures Association.

6. *Copy of constitution*: Not applicable

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - William Goodbody, Jr. (Chief Executive Officer)
   - Derick Shupe (Chief Accounting Officer)

   Managers
   - Chris Concannon

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. Bats Hotspot SEF LLC

1. *Name*: Bats Hotspot SEF LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot SEF LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot SEF LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - William Goodbody, Jr. (Chief Executive Officer)
   - Suellen Galish (Chief Compliance Officer)

   Managers
   - Chris Concannon (Chairman)
   - Barry Calder
   - William Goodbody, Jr.
   - Brian Schell
   - Eric Swanson
   - Jason Young
   - Jules Putterman
   - Darlene Newman
   - Michael Cinque

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. BATS FX, Inc.

1. *Name*: BATS FX, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 17, 2012.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, BATS FX, Inc. ceased to exist.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, BATS FX, Inc. ceased to exist.

V. Direct Edge ECN LLC (d/b/a DE Route)

1. *Name*: Direct Edge ECN LLC (d/b/a DE Route)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2005.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Direct Edge ECN LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* As of December 31, 2015, Direct Edge ECN LLC ceased to exist.

W. Direct Edge Holdings LLC

1. *Name*: Direct Edge Holdings LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on June 5, 2007.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Direct Edge Holdings LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, Direct Edge Holdings LLC ceased to exist.

X. Omicron Holdings Corp.

1. *Name*: Omicron Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Omicron Holdings Corp. ceased to exist.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, Omicron Holdings Corp. ceased to exist.

Y. Omicron Intermediate Holdings Corp.

1. *Name*: Omicron Intermediate Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Omicron Intermediate Holdings Corp. ceased to exist.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, Omicron Intermediate Holdings Corp. ceased to exist.

Z. Bats Hotspot SEF LLC

1. *Name*: Bats Hotspot SEF LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 1, 2015.

4. *Brief description of nature and extent of affiliation*: As of August 18, 2016, Bats Hotspot SEF LLC ceased to exist.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: As of August 18, 2016, Bats Hotspot SEF LLC ceased to exist.

Form 1, Exhibit C Index of Attachments

- A Bats Global Markets, Inc.
- B Bats Global Markets Holdings, Inc.
- C Direct Edge LLC
- D Bats BZX Exchange, Inc.
- E Bats BYX Exchange, Inc.
- F Bats EDGX Exchange, Inc.
- G Bats Trading, Inc.
- H Omicron Acquisition Corp.
- I Bats Hotspot Holdings LLC
- J Bats Hotspot LLC
- K Bats Hotspot Services LLC
- L Bats International Holdings Limited
- M Bats Hotspot Europe Limited
- N Bats Hotspot Asia Pte. Ltd.
- O Bats Trading Limited
- P Chi-X Europe Limited
- Q Bats ETF.com, Inc.
- R INDEXPUBS S.A.
- S Bats Hotspot IB LLC (Updated)
- T Bats Hotspot SEF LLC (Updated)

S Bats Hotspot IB LLC

WRITTEN CONSENT IN LIEU OF
A SPECIAL MEETING
OF THE SOLE MANAGER
OF
BATS HOTSPOT IB LLC

November 1, 2016

The undersigned, being the sole Manager of Bats Hotspot IB LLC, an Illinois limited liability company (the "**Company**"), in lieu of holding a special meeting of the sole Manager of the Company, hereby adopts the following resolutions by written consent pursuant to Section 15-1 of the Illinois Limited Liability Company Act:

Appointment of Officers of the Company

RESOLVED, that each of the following persons be and hereby is elected to the office of the Company set forth opposite his name below, to hold office until the earlier election and qualification of his respective successor or until his earlier death, resignation or removal:

Name	**Office**
William Goodbody, Jr.	Chief Executive Officer
Derick Shupe	Chief Accounting Officer

General Authorization

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized on behalf of the Company to take any and all actions, to execute and deliver any and all documents, agreements and instruments and to take any and all steps deemed by any such officer to be necessary or desirable to carry out the purpose and intent of each of the foregoing resolution, and all actions heretofore taken by any of them in furtherance thereof are hereby ratified and confirmed in all respects.

[remainder of page intentionally left blank]

This Written Consent shall be filed with the minutes of the proceedings of the sole Manager of the Company. This Written Consent shall be effective as of the date first set forth above.



Chris Concannon



OFFICE OF THE SECRETARY OF STATE

JESSE WHITE • Secretary of State

0092618-3

11/01/2016

C T CORPORATION SYSTEM
208 SO LASALLE ST, SUITE 814
CHICAGO, IL 60604-1101

RE JAVELIN DERIVATIVES LLC

DEAR SIR OR MADAM:

ARTICLES OF AMENDMENT HAVE BEEN PLACED ON FILE, AND THE LIMITED LIABILITY COMPANY CREDITED WITH THE REQUIRED FILING FEE.

SINCERELY YOURS,

JESSE WHITE
SECRETARY OF STATE
DEPARTMENT OF BUSINESS SERVICES
LIMITED LIABILITY DIVISION
(217) 524-8008

Form **LLC-5.25**
May 2012

Secretary of State
Department of Business Services
Limited Liability Division
501 S. Second St., Rm. 351
Springfield, IL 62756
217-524-8008
www.cyberdriveillinois.com

Payment may be made by check payable to Secretary of State. If check is returned for any reason this filing will be void.

Illinois
Limited Liability Company Act
Articles of Amendment


SUBMIT IN DUPLICATE

Type or print clearly.

Filing Fee: $150
Approved:

FILE # 00926183

This space for use by Secretary of State.

FILED
NOV - 1 2016
JESSE WHITE
SECRETARY OF STATE

1. Limited Liability Company Name: Javelin Derivatives LLC

2. Articles of Amendment effective on:
   - ☒ the file date
   - ☐ a later date (not to exceed 30 days after the file date) ____________ Month, Day, Year

3. Articles of organization are amended as follows (check applicable item(s) below):
   - ☐ a) Admission of a new member (give name and address below)*
   - ☒ b) Admission of a new manager (give name and address below)*
   - ☐ c) Withdrawal of a member (give name below)*
   - ☒ d) Withdrawal of a manager (give name below)*
   - ☐ e) Change in address of the office at which the records required by Section 1-40 of the Act are kept (give new address, a P.O. Box alone or C/O is unacceptable.)
   - ☐ f) Change of registered agent and/or registered agent's office (give new name and/or address below, *Address change to P.O. Box alone or C/O is unacceptable.)*
   - ☒ g) Change in the Limited Liability Company's name (give new name below)
   - ☐ h) Change in date of dissolution (state perpetual or date of dissolution below)
   - ☐ i) Change in management structure (state change and new name(s) and address(es) below)
   - ☐ j) Establish authority to issue series (fee $400, see NOTE)*
   - ☐ k) Other (give information in space below)

* Changes in members/managers may, but are not required to be reported in an amendment to the Articles of Organization.

Additional information:

Adding:

Chris Concannon

17 State Street, 31st Floor

New York, NY 10004

Withdrawing:

James W. Sullivan

443 Park Ave. S Ste 1000

New York, NY 10016

New Name of LLC (as changed): Bats Hotspot IB LLC

The name as changed must contain the words Limited Liability Company, LLC or L.L.C.

(continued)

4. The amendment was approved in accordance with Section 5-25 of the Illinois Limited Liability Company Act, and, if adopted by the managers, was approved by not less than the minimum number of managers necessary to approve the amendment, member action not being required; or, if adopted by the members, was approved by not less than the minimum number of members necessary to approve the amendment.

5. I affirm, under penalties of perjury, having authority to sign hereto, that these Articles of Amendment are to the best of my knowledge and belief, true, correct and complete.

Dated: October 31, 2016
Month/Day Year



Signature (Must comply with Section 5-45 of ILLCA.)

Chris Conannon

Name and Title (type or print)

Manager

If the member or manager signing this document is a company or other entity, state Name of Company and whether it is a member or manager of the LLC.

NOTE:

The following paragraph is adopted when Item 3j is checked:

The operating agreement provides for the establishment of one or more series. When the company has filed a Certificate of Designation for each series, which is to have limited liability pursuant to Section 37-40 of the Illinois Limited Liability Company Act, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Limited Liability Company generally or any other series thereof, and unless otherwise provided in the operating agreement, none of the debts, liabilities, obligations or expenses incurred, contracted for or otherwise existing with respect to this company generally or any other series thereof shall be enforceable against the assets of such series.



OFFICE OF THE SECRETARY OF STATE

JESSE WHITE • Secretary of State

00926183

11/01/2016

C T CORPORATION SYSTEM
208 SO LASALLE ST, SUITE 814
CHICAGO, IL 60604-1101

RE BATS HOTSPOT IB LLC

DEAR SIR OR MADAM:

STATEMENT OF CHANGE OF REGISTERED AGENT AND/OR REGISTERED AGENT ADDRESS HAS BEEN PLACED ON FILE AND THE LIMITED LIABILITY COMPANY CREDITED WITH THE REQUIRED FILING FEE.

SINCERELY YOURS,

JESSE WHITE
SECRETARY OF STATE
DEPARTMENT OF BUSINESS SERVICES
LIMITED LIABILITY DIVISION
(217) 524-8008

Form **LLC-1.36/1.37**
May 2012
Secretary of State
Department of Business Services
Limited Liability Division
501 S. Second St., Rm. 351
Springfield, IL 62756
217-524-8008
www.cyberdriveillinois.com

Payment may be made by check payable to Secretary of State. If check is returned for any reason this filing will be void.

Illinois
Limited Liability Company Act
Statement of Change of Registered Agent and/or Registered Office


SUBMIT IN DUPLICATE
Type or print clearly.

This space for use by Secretary of State.
Filing Fee: $25
Penalty (See Note 1 on page 2.):
Approved:

FILE # 00926183
This space for use by Secretary of State.

FILED
NOV - 1 2016
JESSE WHITE
SECRETARY OF STATE

1. Limited Liability Company Name: Bats Hotspot IB LLC

2. Name and Address of Registered Agent and Registered Office as they appear on the records of the Office of the Secretary of State (before change):

Registered Agent: Illinois Corporation Service Company
First Name / Middle Name / Last Name

Registered Office: 801 Adlai Stevenson Drive
Number / Street / Suite No. (P.O. Box alone is unacceptable)

Springfield IL 62703
City / ZIP Code

3. Name and Address of Registered Agent and Registered Office shall be (after all changes herein reported):

Registered Agent: C T Corporation System
First Name / Middle Name / Last Name

Registered Office: 208, South LaSalle Street, Suite 814
Number / Street / Suite No. (P.O. Box alone is unacceptable)

Chicago IL 60604
City / ZIP Code

Note: The registered agent must reside in Illinois. If the agent is a business entity, it must be authorized to act as agent in this state.

4. The address of the registered office and the address of the business office of the registered agent, as changed, will be identical.

5. The above change was authorized by: (check one box only)
   a. ☑ the members or managers. (See Note 5 on page 2.)
   b. ☐ action of the registered agent. (See Note 6 on page 2.)

SEE REVERSE FOR SIGNATURE(S).

LLC-1.36/1.37

6. **If the change to the registered agent or registered office is authorized by the members or managers, sign here. (See Note 5 below.)**

The undersigned affirms, under penalties of perjury, having authority to sign hereto, that this statement to change the registered agent or address is to the best of my knowledge and belief, true, correct and complete.



Dated October 31, 2016
Month/Day Year

Signature

Chris Concannon Manager
Name and Title (type or print)

If the member or manager signing this document is a company or other entity, state name of company and indicate whether it is a member or manager of the Limited Liability Company.

If change of registered office by registered agent, sign here. (See Note 6 below.)

The undersigned, under penalties of perjury, affirms that the facts stated herein are true, correct and complete.

Dated ______________________, ____________
Month/Day Year

Signature of Registered Agent of Record

Name and Title (type or print)
If registered agent is a business entity, name and title of officer who is signing on its behalf.

NOTES

1. A $300 penalty applies when the Limited Liability Company fails to appoint and maintain a registered agent in Illinois within 60 days of notification of the Secretary of State by the resigning registered agent.
2. The registered office may, but need not be, the same as the principal office of the Limited Liability Company; however, the registered office and the office address of the registered agent must be the same.
3. The registered office must include an Illinois street or road address (P.O. Box alone is unacceptable).
4. A Limited Liability Company cannot act as its own registered agent.
5. Any change of registered agent effected by the Limited Liability Company must be authorized by the members or managers.
6. The registered agent may report a change of the registered office address of the Limited Liability Company for which he/she is a registered agent. When the agent reports such a change, this statement must be signed by the registered agent. If a business entity is acting as the registered agent, an authorized person must sign this statement.

JAVELIN DERIVATIVE, LLC
CONSENT OF SOLE MEMBER

Dated September 23, 2016

Pursuant to Section 15-1 of the
Illinois Limited Liability Company Act

The undersigned being the sole member of Javelin Derivatives, LLC, an Illinois limited liability company (the "Company"), hereby waives notice of an annual meeting of the sole member of the Company, and does hereby consent to the following resolutions:

> **RESOLVED**, the Sole Member of the Company deems it to be in the best interest of the Company to enter into the Purchase Agreement among Bats Hotspot Holdings, LLC, Javelin Capital Markets, LLC, the Company, LLC and Javelin SEF, LLC ("Purchase Agreement") and all Ancillary Agreements, as defined in the Purchase Agreement, for the sale of all of the outstanding membership interests of the Company;
>
> **FURTHER RESOLVED**, that the Company enter into and carry out the terms of the Purchase Agreement substantially in the form as reviewed by the Sole Member, except that such document may embody such changes in any of the forms, terms and provisions thereof, and such changes, amendments and modifications thereto as may be approved by the officer or officers executing the same, such approval to be conclusively evidenced by the execution and delivery thereof;
>
> **FURTHER RESOLVED**, that the Company, as appropriate from time to time, enter into and carry out the terms of any and all other documents, certificates and instruments in connection with the Purchase Agreement, including, without limitation, the Ancillary Agreements, all substantially in the form as contemplated by the Purchase Agreement or Ancillary Agreements, as appropriate, except that such documents, certificates and instruments may embody such changes in any of the forms, terms and provisions thereof, and thereafter such changes, amendments and modifications thereto, as may be approved by the officer and officers executing the same, such approval to be conclusively evidenced by the execution and delivery thereof;
>
> **FURTHER RESOLVED**, that the form, terms and provisions of, and the transactions provided for by, the Purchase Agreement, the Ancillary Agreements and any documents, certificates and instruments contemplated thereby or hereby be, and hereby are, approved, including, without limitation, all past acts in connection with the negotiation, preparation, execution and delivery of the Purchase Agreement and Ancillary Agreements be, and hereby are, approved, adopted and ratified;

FURTHER RESOLVED, that the officers of the Company are, and each of them acting singly hereby is, authorized, empowered and directed to execute and deliver, from time to time as appropriate, the Purchase Agreement, the Ancillary Agreements and any other documents, certificates and instruments contemplated thereby or hereby;

RESOLVED FURTHER, that the officers of the Company be, and each of them acting singly hereby is, authorized, empowered and directed to take or cause to be taken all such further action and to sign, execute, acknowledge, certify, attest, deliver, accept, record and file all such further documents, certificates and instruments in the name and on behalf of the Company as such officer, in such officer's sole discretion, may determine to be necessary, desirable or advisable to fulfill the intent and accomplish the purposes of the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such further action or the execution and delivery of any such further document;

FURTHER RESOLVED, that any arrangements, security agreements, guaranties, or other agreements, instruments or documents executed pursuant to these resolutions by the Chief Executive Officer, or any other officer of the Company or by an employee of the Company acting pursuant to delegation of authority, may be attested by any officer of the Company under the corporate seal of the Company and may contain such terms and provisions as the person executing the same shall, in his or her sole discretion, determine; and

FURTHER REVOLVED, that all acts and deeds heretofore done by any director, officer(s), or agent(s) of the Company for and on behalf of the Company in entering into, executing, acknowledging or attesting any arrangements, agreements, guaranties, or other agreements, instruments or documents, or in carrying out the terms and intention of these resolutions, are hereby ratified, approved and confirmed.

JAVELIN CAPITAL MARKETS, LLC

By: John W. Sullivan
Its: Chief Executive Officer

Being the sole member of the Company



OFFICE OF THE SECRETARY OF STATE

JESSE WHITE • Secretary of State

0092618-3

11/01/2016

C T CORPORATION SYSTEM
208 SO LASALLE ST, SUITE 814
CHICAGO, IL 60604-1101

RE JAVELIN DERIVATIVES LLC

DEAR SIR OR MADAM:

ARTICLES OF AMENDMENT HAVE BEEN PLACED ON FILE, AND THE LIMITED LIABILITY COMPANY CREDITED WITH THE REQUIRED FILING FEE.

SINCERELY YOURS,

JESSE WHITE
SECRETARY OF STATE
DEPARTMENT OF BUSINESS SERVICES
LIMITED LIABILITY DIVISION
(217) 524-8008

Form **LLC-5.25**
May 2012

Secretary of State
Department of Business Services
Limited Liability Division
501 S. Second St., Rm. 351
Springfield, IL 62756
217-524-8008
www.cyberdriveillinois.com

Payment may be made by check payable to Secretary of State. If check is returned for any reason this filing will be void.

Illinois
Limited Liability Company Act
Articles of Amendment


SUBMIT IN DUPLICATE

Type or print clearly.

Filing Fee: $150

Approved:

FILE # 00926183

This space for use by Secretary of State.

FILED

NOV - 1 2016

JESSE WHITE
SECRETARY OF STATE

1. Limited Liability Company Name: Javelin Derivatives LLC

2. Articles of Amendment effective on:
   - ☒ the file date
   - ☐ a later date (not to exceed 30 days after the file date) ______ Month, Day, Year

3. Articles of organization are amended as follows (check applicable item(s) below):
   - ☐ a) Admission of a new member (give name and address below)*
   - ☒ b) Admission of a new manager (give name and address below)*
   - ☐ c) Withdrawal of a member (give name below)*
   - ☒ d) Withdrawal of a manager (give name below)*
   - ☐ e) Change in address of the office at which the records required by Section 1-40 of the Act are kept (give new address, a P.O. Box alone or C/O is unacceptable.)
   - ☐ f) Change of registered agent and/or registered agent's office (give new name and/or address below, *Address change to P.O. Box alone or C/O is unacceptable.)*
   - ☒ g) Change in the Limited Liability Company's name (give new name below)
   - ☐ h) Change in date of dissolution (state perpetual or date of dissolution below)
   - ☐ i) Change in management structure (state change and new name(s) and address(es) below)
   - ☐ j) Establish authority to issue series (fee $400, see NOTE)*
   - ☐ k) Other (give information in space below)

* Changes in members/managers may, but are not required to be reported in an amendment to the Articles of Organization.

Additional Information:

Adding:

Chris Concannon

17 State Street, 31st Floor

New York, NY 10004

Withdrawing:

James W. Sullivan

443 Park Ave. S Ste 1000

New York, NY 10016

New Name of LLC (as changed): Bats Hotspot IB LLC

The name as changed must contain the words Limited Liability Company, LLC or L.L.C.

(continued)

LLC-5.25

4. The amendment was approved in accordance with Section 5-25 of the Illinois Limited Liability Company Act, and, if adopted by the managers, was approved by not less than the minimum number of managers necessary to approve the amendment, member action not being required; or, if adopted by the members, was approved by not less than the minimum number of members necessary to approve the amendment.

5. I affirm, under penalties of perjury, having authority to sign hereto, that these Articles of Amendment are to the best of my knowledge and belief, true, correct and complete.

Dated: October 31, 2016
Month/Day Year



Signature (Must comply with Section 5-45 of ILLCA.)

Chris Conannon

Name and Title (type or print)

Manager

If the member or manager signing this document is a company or other entity, state Name of Company and whether it is a member or manager of the LLC.

NOTE:

The following paragraph is adopted when Item 3j is checked:

The operating agreement provides for the establishment of one or more series. When the company has filed a Certificate of Designation for each series, which is to have limited liability pursuant to Section 37-40 of the Illinois Limited Liability Company Act, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Limited Liability Company generally or any other series thereof, and unless otherwise provided in the operating agreement, none of the debts, liabilities, obligations or expenses incurred, contracted for or otherwise existing with respect to this company generally or any other series thereof shall be enforceable against the assets of such series.

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS   ALBANY, NY 12231-0001

FILING RECEIPT

==

ENTITY NAME: AR & T FUTURES, LLC

DOCUMENT TYPE: CHANGE (FOR LLC)   COUNTY: NEWY
PROCESS REG.AGENT

==

FILED:03/13/2014 DURATION:********* CASH#:140313000828 FILM #:140313000775

FILER:

JAMES CAWLEY
443 PARK AVENUE SOUTH
10TH FLOOR
NEW YORK, NY 10016

ADDRESS FOR PROCESS:

THE LLC
80 STATE STREET
ALBANY, NY 12207-2543

REGISTERED AGENT:

CORPORATION SERVICE COMPANY
80 STATE STREET
ALBANY, NY 12207-2543



==

SERVICE COMPANY: CORPORATION SERVICE COMPANY - 45   SERVICE CODE: 45

FEES	30.00	PAYMENTS	30.00
FILING	30.00	CASH	0.00
TAX	0.00	CHECK	0.00
CERT	0.00	CHARGE	0.00
COPIES	0.00	DRAWDOWN	30.00
HANDLING	0.00	OPAL	0.00
		REFUND	0.00

==

041479AJC   DOS-1025 (04/2007)

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS   ALBANY, NY 12231-0001

FILING RECEIPT

ENTITY NAME: AR & T FUTURES, LLC

DOCUMENT TYPE: CHANGE (FOR LLC)   COUNTY: NEWY
PROCESS REG.AGENT

FILED:03/13/2014 DURATION:********* CASH#:140313000828 FILM #:140313000775

FILER:

JAMES CAWLEY
443 PARK AVENUE SOUTH
10TH FLOOR
NEW YORK, NY 10016

ADDRESS FOR PROCESS:

THE LLC
80 STATE STREET
ALBANY, NY 12207-2543

REGISTERED AGENT:

CORPORATION SERVICE COMPANY
80 STATE STREET
ALBANY, NY 12207-2543



SERVICE COMPANY: CORPORATION SERVICE COMPANY - 45   SERVICE CODE: 45

FEES	30.00	PAYMENTS	30.00
FILING	30.00	CASH	0.00
TAX	0.00	CHECK	0.00
CERT	0.00	CHARGE	0.00
COPIES	0.00	DRAWDOWN	30.00
HANDLING	0.00	OPAL	0.00
		REFUND	0.00

041479AJC   DOS-1025 (04/2007)



OFFICE OF THE SECRETARY OF STATE

JESSE WHITE • Secretary of State

0092618-3

02/27/2014

ILLINOIS CORPORATION SERVICE C
801 ADLAI STEVENSON DRIVE
SPRINGFIELD, IL 62703-4261

RE AR & T FUTURES, LLC

DEAR SIR OR MADAM:

APPLICATION FOR AMENDMENT HAS BEEN PLACED ON FILE, AND THE LIMITED LIABILITY COMPANY CREDITED WITH THE REQUIRED FILING FEE.

SINCERELY YOURS,

Jesse White
JESSE WHITE
SECRETARY OF STATE
DEPARTMENT OF BUSINESS SERVICES
LIMITED LIABILITY DIVISION
(217) 524-8008

Form **LLC-5.25**
May 2012

Secretary of State
Department of Business Services
Limited Liability Division
501 S. Second St., Rm. 351
Springfield, IL 62756
217-524-8008
www.cyberdriveillinois.com

Payment may be made by check payable to Secretary of State. If check is returned for any reason this filing will be void.

Illinois
Limited Liability Company Act
Articles of Amendment

SUBMIT IN DUPLICATE
Type or print clearly.

This space for use by Secretary of State.

Filing Fee: $150
Approved:

FILE # 009 26183
This space for use by Secretary of State.

FILED
FEB 27 2014
JESSE WHITE
SECRETARY OF STATE

1. Limited Liability Company Name: AR & T Futures, LLC

2. Articles of Amendment effective on:
   ☑ the file date
   ☐ a later date (not to exceed 30 days after the file date) ______________ Month, Day, Year

3. Articles of organization are amended as follows (check applicable item(s) below):
   ☐ a) Admission of a new member (give name and address below)*
   ☑ b) Admission of a new manager (give name and address below)*
   ☐ c) Withdrawal of a member (give name below)*
   ☑ d) Withdrawal of a manager (give name below)*
   ☑ e) Change in address of the office at which the records required by Section 1-40 of the Act are kept (give new address, a P.O. Box alone or C/O is unacceptable.)
   ☑ f) Change of registered agent and/or registered agent's office (give new name and/or address below, *Address change to P.O. box alone or c/o is unacceptable.)*
   ☑ g) Change in the Limited Liability Company's name (give new name below)
   ☐ h) Change in date of dissolution or other events of dissolution enumerated in Item 6 of the Articles of Organization
   ☐ i) Other (give information in space below)
   ☐ j) Establish authority to issue series (see back filing fee $400)*

* Changes in members/managers may, but are not required to be reported in an amendment to the Articles of Organization.

Additional Information:
On February 18, 2014, Javelin Capital Markets, LLC purchased AR&T Futures, LLC from Arbor Research Holdings, LLC ("Sale of AR & T Futures"). As a result the Sale of AR & T Futures:

(b) James Cawley is admitted as a new Manager; - 443 Park Avenue South - 10th Floor - New York - NY 10016

(d) James Stevens, Fred Handler and Christopher Heller have withdrawn as Managers;
(e) The address at which records required by Section 1-40 of the Act will be kept at 443 Park Avenue South, 10th Floor, New York, NY 10016; and
(f) Registered agent -- Illinois Corporation Service Company, 801 Adlai Stevenson Drive, Springfield, IL 62703.

New Name of LLC (as changed): Javelin Derivatives, LLC
The name as changed must contain the words Limited Liability Company, LLC or L.L.C.

(continued)

4. The amendment was approved in accordance with Section 5-25 of the Illinois Limited Liability Company Act, and, if adopted by the managers, was approved by not less than the minimum number of managers necessary to approve the amendment, member action not being required; or, if adopted by the members, was approved by not less than the minimum number of members necessary to approve the amendment.

5. I affirm, under penalties of perjury, having authority to sign hereto, that these Articles of Amendment are to the best of my knowledge and belief, true, correct and complete.

Dated: February 19, 2014
Month/Day Year



Signature (Must comply with Section 5-45 of ILLCA.)

James Cawley, Manager
Name and Title (type or print)

Javelin Derivatives, LLC
If the member or manager signing this document is a company or other entity, state Name of Company and whether it is a member or manager of the LLC.

*** The following paragraph is adopted when Item 3j is checked:**

The operating agreement provides for the establishment of one or more series. When the company has filed a Certificate of Designation for each series, which is to have limited liability pursuant to Section 37-40 of the Illinois Limited Liability Company Act, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Limited Liability Company generally or any other series thereof, and unless otherwise provided in the operating agreement, none of the debts, liabilities, obligations or expenses incurred, contracted for or otherwise existing with respect to this company generally or any other series thereof shall be enforceable against the assets of such series.

State of New York } ss:
Department of State }

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.

Witness my hand and seal of the Department of State on **October 13, 2005**



STATE OF NEW YORK
DEPARTMENT OF STATE
EXCELSIOR

Special Deputy Secretary of State

DOS-1266 (9/05)

F051013000767

CSC 45
DRAW DOWN

New York State
Department of State
Division of Corporations, State Records
and Uniform Commercial Code
41 State Street
Albany, NY 12231
www.dos.state.ny

APPLICATION FOR AUTHORITY
OF

AR & T FUTURES, LLC

(Insert name of Foreign Limited Liability Company)

Under Section 802 of the Limited Liability Company Law

FIRST: The name of the limited liability company is: AR & T Futures, LLC

If the name does not contain a required word or abbreviation pursuant to Section 204 of the Limited Liability Company Law, the following word or abbreviation is added to the name for use in this state:

(Do not complete this section unless the limited liability company's true name is not available pursuant to §204 of the Limited Liability Company Law.) The fictitious name under which the limited liability company will do business in New York is:

SECOND: The jurisdiction of organization of the limited liability company is: Illinois. The date of its organization is: May 23, 2003.

THIRD: The county within this state in which the office, or if more than one office, the principal office of the limited liability company is to be located is: New York.
(A county in New York State must be stated. Please note that the limited liability company is not required to have an actual physical office in this state.)

FOURTH: The Secretary of State is designated as agent of the limited liability company upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process served against him or her is: c/o Corporation Service Company, 80 State Street, Albany, New York 12207

DOS-1361 (Rev. 05/03)

/

FIFTH: (Complete the statement that applies)

The address of the office required to be maintained in the jurisdiction of its formation is: 1000 Hart Road, Suite 260, Barrington, IL 60010

No office is required to be maintained in the jurisdiction of its formation. The address of the principal office of the limited liability company is:

SIXTH: The foreign limited liability company is in existence in its jurisdiction of formation at the time of filing of this application.

SEVENTH: The name and address of the Secretary of State or other authorized official in its jurisdiction of organization where a copy of its articles of organization is filed is: Illinois Secretary of State, 501 S. 2nd St., Springfield, IL 62756

X 

(Signature)

Christopher Heller

(Type or print name)

Manager

(Title or capacity of signer)

Please Note: A certificate of existence or, if no such certificate is issued by the jurisdiction of formation, a certified copy of the articles of organization of the limited liability company and all subsequent amendments therefore, or if no articles of organization have been filed, a certified copy of the certificate filed as its organizational base and all amendments thereto, must be attached to the application for authority when submitted for filing. If such certificate or certified copy is in a foreign language, a translation in English thereto under oath of the translator shall be attached.

File Number 0092618-3

STATE OF ILLINOIS

OFFICE OF THE SECRETARY OF STATE

To all to whom these Presents Shall Come, Greeting:

I, Jesse White, Secretary of State of the State of Illinois, do hereby certify that

AR & T FUTURES, LLC, HAVING ORGANIZED IN THE STATE OF ILLINOIS ON MAY 23, 2003, APPEARS TO HAVE COMPLIED WITH ALL PROVISIONS OF THE LIMITED LIABILITY COMPANY ACT OF THIS STATE RELATING TO THE FILING OF THE ARTICLES AND PAYMENT, AND IS ORGANIZED TO TRANSACT BUSINESS IN THE STATE OF ILLINOIS.

In Testimony Whereof, I hereto set my hand and cause to be affixed the Great Seal of the State of Illinois, this 12TH day of OCTOBER A.D. 2005

SEAL OF THE STATE OF ILLINOIS AUG. 26TH 1818

Jesse White

SECRETARY OF STATE

C-260.2

3

CSC 45
DRAW DOWN

F 051013000 760

APPLICATION FOR AUTHORITY
OF

AR & T FUTURES, LLC

(Insert name of Foreign Limited Liability Company)

Under Section 802 of the Limited Liability Company Law

Filed by: Christopher Heller
(Name)
1000 Hart Rd Suite 260
(Mailing address)
Barrington Il 60010
(City, State and Zip code)
Cust Ref 645801MRJ

NOTE. This form was prepared by the New York State Department of State for filing an application for authority for a foreign limited liability company to conduct business in New York State. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal supply stores. The Department of State recommends that legal documents be prepared under the guidance of an attorney. The certificate must be submitted with a $250 filing fee made payable to the Department of State.

(For office use only)

ICC

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED OCT 13 2005
TAX $ 0
BY: KT

RECEIVED
2005 OCT 13 PM 12:01

FILED
2005 OCT 13 PM 2:29

811

4

X

DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

DATE OF THIS NOTICE: 06-25-2003
NUMBER OF THIS NOTICE: CP 575 E
EMPLOYER IDENTIFICATION NUMBER: 32-0080737
FORM: SS-4 NOBOD

FOR ASSISTANCE CALL US AT:
1-800-829-0115

OR WRITE TO THE ADDRESS
SHOWN AT THE TOP LEFT.

IF YOU WRITE, ATTACH THE
STUB OF THIS NOTICE.

AR & T FUTURES LLC
1000 HART RD STE 260
BARRINGTON IL 60010

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER (EIN)

Thank you for your Form SS-4, Application for Employer Identification Number (EIN). We assigned you EIN 32-0080737. This EIN will identify your business account, tax returns, and documents even if you have no employees. Please keep this notice in your permanent records.

Use your complete name and EIN shown above on all federal tax forms, payments and related correspondence. If you use any variation of your name or EIN, it may cause a delay in processing and may result in incorrect information in your account. It also could cause you to be assigned more than one EIN.

If you want to apply to receive a ruling or a determination letter recognizing your organization as tax exempt, and have not already done so, you should file Form 1023/1024, Application for Recognition of Exemption, with the IRS Ohio Key District Office. Publication 557, Tax Exempt Status for Your Organization, is available at most IRS offices and has details on how you can apply .

Harris Doc # 023 000 6283

Form **SS-4** (Rev. December 2001) Department of the Treasury Internal Revenue Service

Application for Employer Identification Number

(For use by employers, corporations, partnerships, trusts, estates, churches, government agencies, Indian tribal entities, certain individuals, and others.)

► See separate instructions for each line. ► Keep a copy for your records.

EIN | OMB No. 1545-0003

Type or print clearly.

1 Legal name of entity (or individual) for whom the EIN is being requested
AR & T FUTURES, LLC — EIN 32-0080737

2 Trade name of business (if different from name on line 1) | 3 Executor, trustee, "care of" name

4a Mailing address (room, apt., suite no. and street, or P.O. box)
1000 HART ROAD, SUITE 260 | 5a Street address (if different) (Do not enter a P.O. box.)

4b City, state, and ZIP code
BARRINGTON, ILLINOIS 60010 | 5b City, state, and ZIP code

6 County and state where principal business is located
LAKE COU NTY, ILLINOIS

7a Name of principal officer, general partner, grantor, owner, or trustor
ARBOR RESEARCH HOLDINGS, INC. | 7b SSN, ITIN, or EIN 20-0002239

8a Type of entity (check only one box)
- ☐ Sole proprietor (SSN)
- ☐ Partnership
- ☐ Corporation (enter form number to be filed) ►
- ☐ Personal service corp.
- ☐ Church or church-controlled organization
- ☐ Other nonprofit organization (specify) ►
- ☒ Other (specify) ► LLC DISREGARDED SEPARATE FROM ITS OWNER— DIVISION
- ☐ Estate (SSN of decedent)
- ☐ Plan administrator (SSN)
- ☐ Trust (SSN of grantor)
- ☐ National Guard ☐ State/local government
- ☐ Farmers' cooperative ☐ Federal government/military
- ☐ REMIC ☐ Indian tribal governments/enterprises
- Group Exemption Number (GEN) ►

8b If a corporation, name the state or foreign country (if applicable) where incorporated | State | Foreign country

9 Reason for applying (check only one box)
- ☒ Started new business (specify type) ► FINANCIAL INVESTMENT ACTIVITIES
- ☐ Hired employees (Check the box and see line 12.)
- ☐ Compliance with IRS withholding regulations
- ☐ Other (specify) ►
- ☐ Banking purpose (specify purpose) ►
- ☐ Changed type of organization (specify new type) ►
- ☐ Purchased going business
- ☐ Created a trust (specify type) ►
- ☐ Created a pension plan (specify type) ►

10 Date business started or acquired (month, day, year) MAY 23, 2003 | 11 Closing month of accounting year DECEMBER

12 First date wages or annuities were paid or will be paid (month, day, year). Note: If the applicant is a withholding agent, enter date income will first be paid to nonresident alien. (month, day, year) ► N/A

13 Highest number of employees expected in the next 12 months. Note: If the applicant does not expect to have any employees during the period, enter "-0-". ►

Agricultural	Household	Other
0	0	0

14 Check one box that best describes the principal activity of your business.
☐ Health care & social assistance ☐ Wholesale-agent/broker
☒ Construction ☐ Rental & leasing ☐ Transportation & warehousing ☐ Accommodation & food service ☐ Wholesale-other ☐ Retail
☒ Real estate ☐ Manufacturing ☐ Finance & insurance ☒ Other (specify) FINANCIAL INVESTMENT ACTIVITIES

15 Indicate principal line of merchandise sold; specific construction work done; products produced; or services provided.
FINANCIAL INVESTMENT ACTIVITIES

16a Has the applicant ever applied for an employer identification number for this or any other business? ☐ Yes ☒ No
Note: If "Yes," please complete lines 16b and 16c.

16b If you checked "Yes" on line 16a, give applicant's legal name and trade name shown on prior application if different from line 1 or 2 above.
Legal name ► Trade name ►

16c Approximate date when, and city and state where, the application was filed. Enter previous employer identification number if known.
Approximate date when filed (mo., day, year) | City and state where filed | Previous EIN

Third Party Designee
Complete this section only if you want to authorize the named individual to receive the entity's EIN and answer questions about the completion of this form.
Designee's name: NANCY A. JOHNSON | Designee's telephone number (include area code): 312-750-3610
Address and ZIP code: ROSS & HARDIES, 150 N. MICHIGAN AVE., # 2500, CHICAGO, IL 60601-7567 | Designee's fax number (include area code): 312-920-6597

Under penalties of perjury, I declare that I have examined this application, and to the best of my knowledge and belief, it is true, correct, and complete.
ARBOR RESEARCH HOLDINGS, INC., MEMBER | Applicant's telephone number (include area code): 847-756-3524
Name and title (type or print clearly) ► BY: JAMES STEVENS, PRESIDENT | Applicant's fax number (include area code)

Signature ► [signature] Date ► 6-5-03



OFFICE OF THE SECRETARY OF STATE

JESSE WHITE • Secretary of State

MAY 23, 2003

0092618-3

BRET R KLEMETSON
150 N MICHIGAN AVE SUITE 2500
CHICAGO, IL 60601-0000

RE AR & T FUTURES, LLC

DEAR SIR OR MADAM:

IT HAS BEEN OUR PLEASURE TO APPROVE AND PLACE ON RECORD THE ARTICLES OF ORGANIZATION THAT CREATED YOUR LIMITED LIABILITY COMPANY. WE EXTEND OUR BEST WISHES FOR SUCCESS IN YOUR NEW VENTURE.

THE LIMITED LIABILITY COMPANY MUST FILE AN ANNUAL REPORT PRIOR TO THE FIRST DAY OF ITS ANNIVERSARY MONTH NEXT YEAR. A PRE-PRINTED ANNUAL REPORT FORM WILL BE SENT TO THE REGISTERED AGENT AT THE ADDRESS SHOWN ON THE RECORDS OF THIS OFFICE APPROXIMATELY 60 DAYS PRIOR TO ITS ANNIVERSARY MONTH.

DUE TO STATUTORY CHANGES IN THE LIMITED LIABILITY COMPANY ACT, CERTIFICATES OF ORGANIZATION WILL NO LONGER BE ISSUED WITH THE ARTICLES OF ORGANIZATION.

SINCERELY YOURS,

Jesse White

JESSE WHITE
SECRETARY OF STATE

DEPARTMENT OF BUSINESS SERVICES
LIMITED LIABILITY COMPANY DIVISION
TELEPHONE (217)524-8008

JW:LLC

Form **LLC-5.5**
January 2000

Jesse White
Secretary of State
Department of Business Services
Limited Liability Company Division
Room 359, Howlett Building
Springfield, IL 62756
http://www.sos.state.il.us

Payment must be made by certified check, cashier's check, Illinois attorney's check, Illinois C.P.A.'s check or money order, payable to "Secretary of State."

Illinois
Limited Liability Company Act
Articles of Organization

SUBMIT IN DUPLICATE
Must be typewritten

This space for use by Secretary of State

Date May 23, 2003
Assigned File #
Filing Fee $400.00
Approved: 0092-418-3

This space for use by Secretary of State

FILED
MAY 2 3 2003
LIMITED LIABILITY CO. DIV.
JESSE WHITE
SECRETARY OF STATE

1. Limited Liability Company Name: AR & T Futures, LLC

(The LLC name must contain the words limited liability company, L.L.C. or LLC and cannot contain the terms corporation, corp., incorporated, inc., ltd., co., limited partnership, or L.P.)

2. If transacting business under an assumed name, complete and attach Form LLC-1.20.

3. The address of its principal place of business: (Post office box alone and c/o are unacceptable.)
1000 Hart Road, Suite 260, Barrington, IL 60610

4. The Articles of Organization are effective on: (Check one)

a) x the filing date, or b) ______ another date later than but not more than 60 days subsequent to the filing date: ______________ (month, day, year)

5. The registered agent's name and registered office address is:

Registered agent:	Bret	R.	Klemetson
	First Name	*Middle Initial*	*Last Name*
Registered Office: (P.O. Box and	150 N. Michigan Avenue, Suite 2500		
	Number	*Street*	*Suite #*
c/o are unacceptable)	Chicago	60601	Cook
	City	*ZIP Code*	*County*

6. Purpose or purposes for which the LLC is organized: Include the business code # (IRS Form 1065).
(If not sufficient space to cover this point, add one or more sheets of this size.)

"The transaction of any or all lawful business for which limited liability companies may be organized under this Act."
Business Code: 523900

7. The latest date, if any, upon which the company is to dissolve perpetual.
(month, day, year)

Any other events of dissolution enumerated on an attachment. (Optional)

LLC-5.5

8. Other provisions for the regulation of the internal affairs of the LLC per Section 5-5 (a) (8) included as attachment:
If yes, state the provisions(s) from the ILLCA. ☐ Yes ☒ No

9. a) Management is by manager(s): ☒ Yes ☐ No
If yes, list names and business addresses.

James R. Stevens
1000 Hart Road, Suite 260
Barrington, IL 60010

Fred Handler
1000 Hart Road, Suite 260
Barrington, IL 60010

Christopher Heller
1000 Hart Road, Suite 260
Barrington, IL 60010

b) Management is vested in the member(s): ☐ Yes ☒ No
If yes, list names and addresses.

10. I affirm, under penalties of perjury, having authority to sign hereto, that these articles of organization are to the best of my knowledge and belief, true, correct and complete.

Dated May 19 (Month/Day), 2003 (Year)



Signature(s) and Name(s) of Organizer(s)	Business Address(es)
1. [signature] *Signature*	1. 150 N. Michigan Avenue, Suite 2500 *Number Street*
Bret R. Klemetson *(Type or print name and title)*	Chicago *City/Town*
(Name if a corporation or other entity)	Illinois *State* 60610 *ZIP Code*
2. *Signature*	2. *Number Street*
(Type or print name and title)	*City/Town*
(Name if a corporation or other entity)	*State ZIP Code*
3. *Signature*	3. *Number Street*
(Type or print name and title)	*City/Town*
(Name if a corporation or other entity)	*State ZIP Code*

(Signatures must be in ink on an original document. Carbon copy, photocopy or rubber stamp signatures may only be used on conformed copies.)

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS ALBANY, NY 12231-0001

FILING RECEIPT

ENTITY NAME: JAVELIN DERIVATIVES, LLC

DOCUMENT TYPE: AMENDMENT (FOR LLC) COUNTY: NEWY
NAME

FILED:03/12/2014 DURATION:********* CASH#:140312000350 FILM #:140312000342

FILER:

JAMES CAWLEY
443 PARK AVENUE SOUTH 10TH FL

NEW YORK, NY 10016

ADDRESS FOR PROCESS:

REGISTERED AGENT:



SERVICE COMPANY: CORPORATION SERVICE COMPANY - 45 SERVICE CODE: 45

FEES	95.00	PAYMENTS	95.00
FILING	60.00	CASH	0.00
TAX	0.00	CHECK	0.00
CERT	0.00	CHARGE	0.00
COPIES	10.00	DRAWDOWN	95.00
HANDLING	25.00	OPAL	0.00
		REFUND	0.00

041479AJC DOS-1025 (04/2007)

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.


STATE OF NEW YORK
EXCELSIOR
DEPARTMENT OF STATE

WITNESS my hand and official seal of the Department of State, at the City of Albany, on March 13, 2014.

Anthony Giardina

Anthony Giardina
Executive Deputy Secretary of State

Rev. 06/13

SSO 45
DOWN

140312000342

New York State
Department of State
Division of Corporations, State Records
and Uniform Commercial Code
One Commerce Plaza, 99 Washington Avenue
Albany, NY 12231
www.dos.ny.gov

CERTIFICATE OF AMENDMENT
OF

AR & T Futures, LLC

(Insert Name of Foreign Limited Liability Company)

Under Section 804 of the Limited Liability Company Law

FIRST: The name of the limited liability company as it appears on the index of names in the Department of State is:
AR & T Futures, LLC

If applicable, the fictitious name the foreign limited liability company has agreed to use in this state is: N/A

SECOND: The jurisdiction of organization of the limited liability company is:
Illinois

THIRD: The date on which its application for authority to do business in this state was filed with the Department of State is:
October 13, 2005

FOURTH: The application for authority is amended as follows (if the true name of the foreign limited liability company is to be changed, set forth a statement that the change of name has been effected under the laws of the jurisdiction of its formation and the date the change was so effected):

(A) Paragraph First of the Application for Authority is amended to read as follows:
The name of the foreign limited liability company is Javelin Derivatives, LLC. Effective February 27, 2014 the name of the foreign limited liability company was changed in Illinois.

(B) Paragraph _____ of the Application for Authority is amended to read as follows:



X _______________________
(Signature)
James Cawley
(Type or print name)

Capacity of signer *(Check appropriate box)*:
☐ Member
☒ Manager
☐ Authorized Person

140312000342

030 45
DOWN

342

CERTIFICATE OF AMENDMENT
OF

AR & T Futures, LLC
(Insert Name of Foreign Limited Liability Company)

Under Section 804 of the Limited Liability Company Law

Filed by: James Cawley
(Name)
443 Park Avenue South, 10th Fl
(Mailing address)
New York, NY 10016
(City, State and ZIP code)

Cust Ref 041479AJC

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED MAR 12 2014
TAX $ 0
BY: R

NOTE: This form was prepared by the New York State Department of State for filing a certificate of amendment for a foreign limited liability company. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal supply stores. The Department of State recommends that legal documents be prepared under the guidance of an attorney. The certificate must be submitted with a $60 filing fee made payable to the Department of State.

(For office use only)

FILED 2014 MAR 12 PM 2:07

RECEIVED 2014 MAR 12 AM 9:18

360

T Bats Hotspot SEF LLC

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT CHANGING ONLY THE REGISTERED OFFICE OR REGISTERED AGENT OF A LIMITED LIABILITY COMPANY

The limited liability company organized and existing under the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is Bats Hotspot SEF LLC.

2. The Registered Office of the limited liability company in the State of Delaware is changed to Corporation Trust Center, 1209 Orange Street (street), in the City of Wilmington, Zip Code 19801. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is THE CORPORATION TRUST COMPANY.

By: 
Authorized Person

Name: Chris Concannon
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:22 AM 11/01/2016
FILED 10:22 AM 11/01/2016
SR 20166437580 - File Number 5142689

CERTIFICATION

Suellen Galish, Senior Managing Director, General Counsel and Chief Compliance Officer of Javelin SEF, LLC (the "Company"), hereby certifies as follows:

On September 21, 2016, by action of the Board of Managers the Company adopted the following resolutions, each of which remains in full force and effect as of the date hereof:

RESOLVED, the Board Managers deem it to be in the best interest of Javelin SEF, LLC (the "Company") that the Company enter into the Purchase Agreement among Bats Hotspot Holdings, LLC, Javelin Capital Markets, LLC, Javelin Derivatives, LLC and the Company ("Purchase Agreement") and all Ancillary Agreements, as defined in the Purchase Agreement, for the sale of all of the outstanding membership interest of Javelin SEF, LLC and Javelin Derivatives, LLC by the Javelin Capital Markets, LLC;

FURTHER RESOLVED, that the Company enter into and carry out the terms of the Purchase Agreement substantially in the form as reviewed by the Board Managers, except that such document may embody such changes in any of the forms, terms and provisions thereof, and such changes, amendments and modifications thereto as may be approved by the officer or officers executing the same, such approval to be conclusively evidenced by the execution and delivery thereof;

FURTHER RESOLVED, that the Company, as appropriate from time to time, enter into and carry out the terms of any and all other documents, certificates and instruments in connection with the Purchase Agreement, including, without limitation, the Ancillary Agreements, all substantially in the form as contemplated by the Purchase Agreement or Ancillary Agreements, as appropriate, except that such documents, certificates and instruments may embody such changes in any of the forms, terms and provisions thereof, and thereafter such changes, amendments and modifications thereto, as may be approved by the officer and officers executing the same, such approval to be conclusively evidenced by the execution and delivery thereof;

FURTHER RESOLVED, that the form, terms and provisions of, and the transactions provided for by, the Purchase Agreement, the Ancillary Agreements and any documents, certificates and instruments contemplated thereby or hereby be, and hereby are, approved, including, without limitation, all past acts in connection with the negotiation, preparation, execution and delivery of the Purchase Agreement and Ancillary Agreements be, and hereby are, approved, adopted and ratified;

FURTHER RESOLVED, that the officers of the Company are, and each of them acting singly hereby is, authorized, empowered and directed to execute and deliver, from time to time as appropriate, the Purchase Agreement, the Ancillary Agreements and any other documents, certificates and instruments contemplated thereby or hereby;

RESOLVED FURTHER, that the officers of the Company be, and each of them acting singly hereby is, authorized, empowered and directed to take or cause to be taken all such further action and to sign, execute, acknowledge, certify, attest, deliver, accept, record and file all such further documents, certificates and instruments in the name and on behalf of the Company as such officer, in such officer's sole discretion, may determine to be necessary, desirable or advisable to fulfill the intent and accomplish the purposes of the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such further action or the execution and delivery of any such further document;

FURTHER RESOLVED, that any arrangements, security agreements, guaranties, or other agreements, instruments or documents executed pursuant to these resolutions by the Chief Executive Officer, or any other officer of the Company or by an employee of the Company acting pursuant to delegation of authority, may be attested by any officer of the Company under the corporate seal of the Company and may contain such terms and provisions as the person executing the same shall, in his or her sole discretion, determine; and

FURTHER REVOLVED, that all acts and deeds heretofore done by any director, officer(s), or agent(s) of the Company for and on behalf of the Company in entering into, executing, acknowledging or attesting any arrangements, agreements, guaranties, or other agreements, instruments or documents, or in carrying out the terms and intention of these resolutions, are hereby ratified, approved and confirmed.

Dated: November 1, 2016

ATTEST:



Suellen Galish

WRITTEN CONSENT IN LIEU OF
A SPECIAL MEETING
OF THE SOLE MEMBER
OF
JAVELIN SEF, LLC

November 1, 2016

The undersigned, being the sole Member of Javelin SEF, LLC, a Delaware limited liability company (the "**Company**"), in lieu of holding a special meeting of the sole Member of the Company, hereby adopts the following resolutions by written consent pursuant to Section 18-302 of the Delaware Limited Liability Company Act:

Election of Managers of the Company

RESOLVED, that each of the following persons be and hereby is elected to the Board of Managers of the Company, to serve until the earlier election and qualification of his respective successor or until his earlier death, resignation or removal:

Chris Concannon (Chairman)
Barry Calder
William Goodbody, Jr.
Brian N. Schell
Eric Swanson
Jason R. Young
Jules Putterman
Darlene Newman
Michael A. Cinque

Amendment of Certificate of Formation

RESOLVED, that the sole Member declares it advisable and in the best interests of the Company to amend the Certificate of Formation to change the name of the Company to Bats Hotspot SEF LLC; and

FURTHER RESOLVED, that the Certificate of Amendment of Certificate of Formation of the Company in the form attached as Exhibit A hereto is hereby adopted and approved.

Amendment of Operating Agreement

RESOLVED, that the sole Member declares it advisable and in the best interests of the Company to amend and restate the Limited Liability Company Operating Agreement of the Company and adopt these changes as the Amended and Restated Limited Liability Company Operating Agreement of the Company in the form attached hereto as Exhibit B (the "**Operating Agreement**"); and

FURTHER RESOLVED, that the Operating Agreement is hereby adopted and approved as the operating agreement of the Company.

Change of Registered Agent

RESOLVED, that the registered agent and office of the Company in the State of Delaware is changed to:

The Corporation Trust Company
1209 Orange Street
Wilmington, Delaware 19801

RESOLVED, that the registered agent and office of the Company in the Province of Ontario, Canada is:

CSC North America, Inc.
c/o Grant A. Jameson
45 O'Connor Street
Suite 1600
Ottawa, Ontario
Canada K1P 1 A4

Banking Matters

RESOLVED, that following persons be, and each of them hereby is, authorized on behalf of the Company to conduct any and all banking activity on behalf of the Company, including without limitation to act as signatories on all bank accounts, make deposits, sign checks, and authorize wire transfers:

Chris Concannon
Brian N. Schell
Tami Schademann
Chris Isaacson

General Authorization

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized on behalf of the Company to take any and all actions, to execute and deliver any and all documents, agreements and instruments and to take any and all steps deemed by any such officer to be necessary or desirable to carry out the purpose and intent of each of the foregoing resolution, and all actions heretofore taken by any of them in furtherance thereof are hereby ratified and confirmed in all respects.

[remainder of page intentionally left blank]

This Written Consent shall be filed with the minutes of the proceedings of the sole Member of the Company. This Written Consent shall be effective as of the date first set forth above.

Bats Hotspot Holdings LLC

By: 
Name: Chris Concannon
Title: President

Exhibit A

Certificate of Amendment of Certificate of Formation

[see attached]

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: Javelin SEF, LLC

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

The name is being changed to: Bats Hotspot SEF LLC

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 31 day of October, A.D. 2016

By: 

Authorized Person(s)

Name: Chris Concannon

Print or Type

DE034 - 05/12/2007 CT System Online

Exhibit B

Amended and Restated Limited Liability Company Operating Agreement

[see attached]

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT OF
BATS HOTSPOT SEF LLC, f/k/a JAVELIN SEF, LLC

This **LIMITED LIABILITY COMPANY AGREEMENT** of Bats Hotspot SEF LLC, formerly known as Javelin SEF, LLC (such agreement, as amended from time to time, shall be referred to herein as this "Agreement"), effective as of November 1, 2016 (the "Effective Date"), is entered into by Bats Hotspot Holdings LLC, a Delaware limited liability company ("Bats Hotspot Holdings"), as Member (as hereinafter defined), and each of those other Members executing this Agreement from time to time in accordance with the terms hereof.

EXPLANATORY
STATEMENT

On April 19, 2012, Javelin Capital Markets, Inc. ("Javelin") formed Javelin SEF, LLC as a limited liability company pursuant to the Act. On November 1, 2016, Javelin sold all of its right, title and interest in and to Javelin SEF, LLC to Bats Hotspot Holdings, which has (a) caused the name of the Company to be changed from Javelin SEF, LLC to Bats Hotspot SEF LLC, and (b) determined to enter into this Agreement to govern the management and operation of the Company and the relationship of the parties in accordance with the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

For good and valuable consideration, the parties, intending legally to be bound, agree as follows:

ARTICLE I

Definitions

In addition to any terms that are defined in the text of this Agreement, capitalized terms shall have the following meanings.

(a) "Act" means the Delaware Limited Liability Company Act, as amended from time to time.

(b) "Affiliate" means a Person who, directly or indirectly, Controls, is Controlled by, or is under common Control with, such other Person.

(c) "Applicable Law" means (i) the provisions of all applicable statutes and laws of the United States of America, the states thereof (including the Act), and all other countries in which the Company or any of its Affiliates are then doing business, and (ii) the constitution, by-laws, rules, regulations, orders, customs and usage of (A) the Company and (B) any United States, state or foreign governmental, regulatory or self-regulatory authority, in each case having jurisdiction over the Company or any of its Affiliates.

(d) "Board" means the Board of Managers of the Company.

(e) "Cash Flow" means the revenues and other cash receipts of the Company minus the expenditures of the Company. Cash Flow will not include reserves established by the Board from time to time except to the extent released from the reserves in question for distribution.

(f) "CEA" means the Commodity Exchange Act.

(g) "CFTC" means the Commodity Futures Trading Commission.

(h) "Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

(i) "Company" means the limited liability company formed in accordance with the Certificate.

(j) "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

(k) "Interest" means a limited liability company interest in the Company entitling the holder thereof to receive a share of the Profits and Losses of, and the right to receive distributions from, the Company in accordance with the terms of this Agreement.

(l) "Interest Holder" means any Person who holds an Interest, whether as a Member or as an unadmitted assignee of a Member.

(m) "Majority-in-Interest of the Members" means a Member or Members with a Percentage Interest exceeding fifty percent (50%).

(n) "Member" means each Person signing this Agreement and any Person who subsequently is admitted as a member in the Company.

(o) "Membership Rights" means all of the rights of a Member in the Company, including a Member's: (i) Interests; (ii) right to inspect the Company's books and records; and (iii) right to vote on matters coming before the Members, if any.

(p) "Officer" means any individual from time to time authorized or appointed by the Board to act as an officer or representative of the Company on a general basis or for a specific purpose, which individual shall act for and bind the Company as authorized by the Board.

(q) "Percentage Interest" means, for any Interest Holder, the percentage interest of such Interest Holder in the Company as set forth on Exhibit A.

(r) "Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate or other entity.

(s) "Profit" and "Loss" mean, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with the Code.

(t) "Resignation" (including its correlative meaning, "Resign") means a Member's resignation from the Company by any means.

(u) "Secretary" means the Delaware Secretary of State.

(v) "Transfer" means, when used as a noun, any direct or indirect sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, means to, directly or indirectly, sell, hypothecate, pledge, assign, or otherwise transfer.

ARTICLE II

Formation and Name; Office; Purpose; Term

Section 2.1. Formation of the Company. The Company was formed upon the execution and filing of the Certificate with the Secretary.

Section 2.2. Name. The name of the Company shall be "Bats Hotspot SEF LLC." The Company may do business under that name and under any other name or names as may be determined by the Board.

Section 2.3. Purpose. The purposes of the Company shall be to (i) operate a swap execution facility in accordance with the CEA and regulations promulgated by the CFTC thereunder, (ii) engage in any and all activities necessary, desirable or incidental to the accomplishment of the foregoing and (iii) engage in any other lawful act or activity for which limited liability companies may be organized under the Act, as determined by the Board.

Section 2.4. Term. The term of the Company began upon the filing of the Certificate with the Secretary and shall continue in perpetual existence until dissolved pursuant to this Agreement. The registered office of the Company in the State of Delaware shall be as set forth in the Certificate.

Section 2.5. Location of Principal Place of Business. The principal office and place of business of the Company shall be located at 17 State Street, New York, New York 10004, or at such other place as the Board may designate from time to time. The name and address of the Company's registered agent in the State of Delaware shall be as set forth in the Certificate.

ARTICLE III

Members; Capital; Profit, Loss and Distribution

Section 3.1. Members. The name, present mailing address, taxpayer identification number and Percentage Interest of each Member are set forth on Exhibit A. A Majority-in-Interest of the Members shall have the right to admit additional Members from time to time as it determines in its sole discretion. If at any time a Majority-in-Interest of the Members deems it to be in the best interest of the Company to raise additional equity capital to properly carry out the Company's business and affairs, the Company shall have the right to (a) raise additional equity capital for infusion into the Company from Members or other Persons and issue Interests on terms that may be senior to, junior to, or on parity with, the terms of the Interests held by then-existing Members, and (b) admit the Persons investing such equity capital as additional Members. In addition, the Company may obtain funds through loans (which may be made by a Member) having such terms and conditions as a Majority-in-Interest of the Members, in its reasonable discretion, deems to be in the best interest of the Company. The Company shall amend Exhibit A from time to time to reflect changes in the identity of the Members and changes in information set forth on Exhibit A.

Section 3.2. Capital. It is acknowledged that Bats Hotspot Holdings has made all capital contributions to the capital of the Company required to be made by Bats Hotspot Holdings as of the Effective Date. From time to time the Members may, but shall not be obligated to, contribute additional capital or make loans to the Company, all at such times and upon such terms as the Board shall approve. No Member or Interest Holder shall be required to contribute any additional capital to the Company, and no Member or Interest Holder shall have any personal liability for any obligations of the Company.

Section 3.3. Profit, Loss and Distributions. Cash Flow for each taxable year of the Company shall be distributed to the Interest Holders, at such time as determined by the Board, in proportion to the Interest Holders' respective Percentage Interest. All Profit or Loss shall be allocated to the Interest Holders in proportion to their respective Percentage Interest. If the Company is dissolved, the assets of the Company shall be distributed as provided in Article IV.

ARTICLE IV

Dissolution

The Company shall be dissolved only if the Board determines to dissolve the Company or if the Company has no Members and no Interest Holder agrees in writing, within thirty (30) days after the occurrence of the event pursuant to which the last Person ceased to be a Member, to become a Member and be bound by the terms and conditions of this Agreement. If the Company is dissolved, the affairs of the Company shall be wound up. On winding up of the Company, the assets of the Company shall be distributed, first, to non-Interest Holder creditors of the Company in satisfaction of the liabilities of the Company, second, to creditors of the Company who are also Interest Holders in satisfaction of the liabilities of the Company but not including those liabilities to the Interest Holders in their capacity as Interest Holders, and then to the Interest Holders in proportion to their Percentage Interest.

ARTICLE V

Transfer and Resignation

Except as otherwise expressly permitted by this Agreement, no Member shall have the right, without the prior written consent of the Board, to Transfer all or any part of such Member's Membership Rights; provided, however, that if the Transfer is a transfer by operation of law, the dissolution of a non- individual Person or otherwise, and if the result of such transfer would be the Resignation of the last remaining Member in the Company, then the transferee(s) will be automatically admitted as Member(s) in the Company; provided, further that any of such transferee(s) may elect, at any time on or before ninety (90) days after such Transfer to such transferee, to Resign as a Member in the Company, such Resignation to be effective retroactive to the date of such Transfer. Except as provided in the preceding sentence, no Member shall have the right to Resign without the prior written consent of Bats Hotspot Holdings. The Company shall not be obligated to purchase the Interests of any Person who has Resigned for its fair value or otherwise. Notwithstanding any provision contained in this Agreement to the contrary, Bats Hotspot Holdings shall have the right, without the consent of the Board, to Transfer all or any part of Bats Hotspot Holdings' Membership Rights, and such transferees shall automatically be deemed to be admitted as a Member in the Company. The Interests and other Membership Rights are securities governed by Article 8 of the Uniform Commercial Code as in effect in the state of Delaware. Interests and Membership Rights shall not be certificated. The transferee of a Transfer for collateral purposes shall not be admitted as a Member in the Company until such time, if any, as the transferee has realized upon the Membership Rights pledged to it or has acquired such Membership Rights in lieu of such realization and such transferee expressly agrees in writing to be bound to the terms and conditions of this Agreement.

ARTICLE VI

Powers, Rights and Duties of the Board

Section 6.1. Management of the Company.

(a) Board. Except as otherwise provided in this Agreement, the business and affairs of the Company shall be exclusively managed under the direction of a Board, subject to any power and authority delegated to the Officers as provided in Article VIII, and the Board shall have all right and powers of a "manager" under the Act. Except as otherwise specifically provided herein or by Applicable Law, the Board has the power by itself or through agents, and is authorized and empowered on behalf and in the name of the Company, to carry out all of the objects and purposes of the Company and to perform all acts and enter into and perform all acts and other undertakings that it may in its sole discretion deem necessary or advisable in that regard. A member of the Board acting individually in his or her capacity has the power to act or bind the Company to the extent expressly authorized to do so by the Board. The Chairman of the Board, the President and the Secretary of the Company from time to time shall be deemed to be authorized persons within the meaning of the Act, to execute and file any amendments to, or restatements of, the Company's Certificate with the Secretary and any applicable filings as a foreign limited liability company in any state where such filings may be necessary or desirable.

The Board may establish such other rules and procedures for its deliberations as it may deem necessary or desirable.

(b) Number; Election. The Board shall initially consist of ten (10) managers elected by Bats Hotspot Holdings for such purpose. A Majority-in-Interest of the Members may increase or decrease the number of managers from time to time; provided, however, that the Board shall consist of at least three (3) managers. Bats Hotspot Holdings shall appoint a Chairman of the Board from among the managers, who shall hold office until his or her successor is appointed and qualified or until his or her earlier resignation or removal.

(c) Composition of the Board. At all times following the appropriate compliance date of CFTC regulations applicable to the Company's governance, the members of the Board shall include no fewer than the minimum number or percentage of "Public Managers" required by such CFTC regulations.

(d) Resignation; Removal; Vacancies. Any member of the Board may resign at any time upon written notice to the Company directed to the Board or the Secretary. Such resignation shall take effect at the time specified therein and, unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective. Any member of the Board may be removed at any time, without or without cause, by a Majority-in-Interest of the Members. The Board shall have procedures, as may be further set forth in policies that the Company may adopt, to remove a member from the Board where the conduct of such member is likely to be prejudicial to the sound and prudent management of the Company. Vacancies and newly created manager positions resulting from an increase in the authorized number of managers shall be filled by a Majority-in-Interest of the Members.

(e) Compensation of Managers. Members of the Board may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board may from time to time determine. No such payment shall preclude any manager from serving the Company or any of its Affiliates in any other capacity and receiving compensation for such service. The compensation of Public Managers shall not be linked to the business performance of the Company.

(f) Meetings of the Board.

(i) Time and Place. Meetings of the Board will be held at such times, on such dates and at such places as the Board may from time to time establish by resolution or otherwise in accordance with this Agreement. Any or all members of the Board may participate in such meetings by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting will constitute presence in person at such a meeting.

(ii) Quorum and Voting. At each meeting of the Board, a whole number of managers equal to at least a majority of the total number of managers then in office shall constitute a quorum for the transaction of business. The managers present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough managers to leave less than a quorum. In case at any meeting of the Board a quorum shall not be present, the members or a majority of the members of the Board present may adjourn the meeting from time to time until a quorum shall be present.

(iii) Special Meetings. Special meetings of the Board may be called by the Chairman of the Board or upon the written request of any two members of the Board. The Chairman will give at least two (2) business days' notice of such meetings to each member of the Board, unless all members of the Board agree to a shorter time period for such notice.

(iv) Decisions of the Board. Decisions of the Board will require the approval of a majority of the members of the Board present at a meeting; provided that should the Board be unable to render a decision due to either a tie in the vote or more than one Board member being recused with respect to the issue being voted upon, then Bats Hotspot Holdings, as the sole Member of the Company, may make the decision in lieu of the Board.

(v) Written Consents in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, then in office consent thereto in writing or by electronic transmission, which such writing or electronic transmission shall be filed with the minutes of proceedings of the Board or committee.

Section 6.2. Committees of the Board.

(a) The Board may from time to time designate one or more committees of the Board, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board and shall, for those committees and any others provided for herein, elect a manager or managers to serve as the member or members, designating, if it desires, other managers as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board to act at the meeting in the place of the absent or disqualified member. The Board shall have power at any time to fill vacancies in, or to change the membership of, or to dissolve, any such committee. Nothing herein shall be deemed to prevent the Board from appointing one or more committees consisting in whole or in part of persons who are not managers of the Company; provided, however, that no such committee shall have or may exercise any authority of the Board.

(b) Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. A majority of any committee may fix the time and place of its meetings, unless the Board shall otherwise provide. Adequate provision shall be made for notice of such meetings to be given to members of the committees.

(c) Unless the Board otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, unless the committee shall consist of one (1) or two (2) members, in which event one (1) member shall constitute a quorum. The vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing or by electronic transmission, which such writing or electronic transmission shall be filed with the minutes of the proceedings of such committee.

ARTICLE VII

Liability and Indemnification

Section 7.1. Except as otherwise required by non-waivable provisions of Applicable Law or as expressly set forth in this Agreement, no Interest Holder shall have any personal liability whatsoever in such Interest Holder's capacity as an Interest Holder in excess of its capital contribution, whether to the Company, to any of the other Interest Holders, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company, other than arising out of a breach of this Agreement by such Interest Holder.

Section 7.2. None of the Members, the managers or the Officers shall be personally liable for the return of any portion of the capital contributions (or any return thereon) of the Interest Holders and the return, if any, of such capital contributions (or any return thereon) shall be made solely from assets of the Company. None of the Members or the managers or Officers shall be required to pay to the Company or any Interest Holder any deficit in any Interest Holder's capital account upon dissolution of the Company or otherwise. None of the Members, managers or the Officers shall be liable, responsible or accountable, in damages or otherwise, to any Interest Holder or to the Company for any act performed by such Member, manager or such Officer within the scope of the authority conferred on the Members, managers or the Officers by this Agreement, except for gross negligence, fraud, bad faith or a material breach of this Agreement.

Section 7.3. The Company shall, to the fullest extent permitted by the Act, indemnify and hold harmless the Interest Holders, Members, managers, Officers and their respective partners, shareholders, members, officers, trustees, advisory board, managers, employees, attorneys and agents and other affiliates (collectively, the "Indemnified Parties") from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts, omissions or alleged acts or omissions arising out of their activities on behalf of the Company or in furtherance of the interests of the Company or by reason of the fact that such Person is or was an Interest Holder, Member, manager, Officer, employee or agent of the Company, or is or was serving at the request of the Company as a manager, trustee, member, manager, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, including, but not limited to, any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding or claim, unless the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claim is based arose out of such Indemnified Party's gross negligence or were performed or omitted fraudulently or in bad faith by such Indemnified Party or constituted a material breach of this Agreement. If any claim for indemnification is based on a claim by a third party (a "Third Party Claim"), the Indemnified Party in question shall give prompt written notice thereof to the Company and shall permit the Company to defend and/or settle such Third Party Claim, so long as it does so diligently and in good faith; provided, however, that no compromise or settlement of any claim may be effected by the Company without the Indemnified Party's consent (which will not be unreasonably withheld, conditioned or delayed) unless the sole relief provided is monetary damages that are paid in full by the Company. Any such indemnification shall only be from the assets or insurance of the Company and no Interest Holder shall be required to contribute capital to the Company to satisfy any such indemnification. Any such indemnification shall be paid by the Company in advance of the final disposition of any such action, proceeding or claim upon receipt of an undertaking by or on behalf of the Indemnified Party seeking advancement to repay the amount advanced should it ultimately be determined that the Indemnified Party was not entitled to be indemnified hereunder or under the Act.

ARTICLE VIII

Officers

Section 8.1. Officers: Election or Appointment. The Board at any time and from time to time may elect a Chief Executive Officer, President, Vice President, Secretary, Chief Compliance Officer and one or more other Officers to the extent the Board deems necessary or desirable. The Board at any time and from time to time may authorize any Officer of the Company to appoint one or more Officers. Except with respect to the position of Chief Compliance Officer, any number of offices may be held by the same person and managers may hold any office unless this Agreement otherwise provides. Any Officer may also be a manager, officer, partner or employee of the Company or any of its Affiliates.

Section 8.2. Term of Office; Resignation; Removal: Vacancies. Unless otherwise provided in the resolution of the Board electing or authorizing the appointment of any Officer, each Officer shall hold office until his or her successor is elected or appointed and qualified or until his or her earlier resignation or removal. Any Officer may resign at any time upon written notice to the Board or to such Person(s) as the Board may designate. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any Officer with or without cause at any time. Any Officer authorized by the Board to appoint a person to hold an office of the Company may also remove such person from such office with or without cause at any time, unless otherwise provided in the resolution of the Board providing such authorization. Any vacancy occurring in any office of the Company by death, resignation, and removal or otherwise may be filled by the Board at any regular or special meeting or by an Officer authorized by the Board to appoint a person to hold such office.

Section 8.3. Powers and Duties. The Officers of the Company shall have such powers and duties in the management of the Company as shall be stated in this Agreement or in a resolution of the Board which is not inconsistent with this Agreement and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board.

Section 8.4. Chief Compliance Officer. The Chief Compliance Officer shall report to the Chief Executive Officer. He or she shall be responsible for establishing and administering policies and procedures to ensure the Company's compliance with Section 5h of the Commodity Exchange Act, and shall have the authority to develop and enforce such policies and procedures. The Chief Compliance Officer shall have supervisory authority over all staff acting at the direction of the Chief Compliance Officer. The Chief Compliance Officer shall perform such other duties and have such other powers as the Board may, from time to time, prescribe.

ARTICLE IX

Books, Accounting, and Tax Matters Partner

All funds of the Company shall be deposited in such bank or other investment accounts as the Board shall approve. All such accounts shall be in the Company's name. The annual accounting period of the Company shall be the calendar year. Bats Hotspot Holdings shall be the tax matters partner unless the Member selects a different tax matters partner, to the extent a tax matters partner is required or permitted by Applicable Law.

ARTICLE X

General Provisions

Any notice, demand, consent, election, offer, approval, request, or other communication (collectively, a "notice") required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, or sent by recognized overnight delivery service. A notice must be addressed to an Interest Holder or Member at the Interest Holder's or Member's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. Notices shall be deemed given upon receipt or refusal to accept delivery. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees. This Agreement constitutes the complete and exclusive statement of the agreement among the Members and supersedes all prior written and oral statements, including any prior representation, statement, condition or warranty. This Agreement may not be amended without the written consent of the Majority-in-Interest of the Members. This Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns. Nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the undersigned has executed this Limited Liability Company Agreement as of the date first set forth above.

SOLE MEMBER:

Bats Hotspot Holdings LLC

By: 

Name: Chris Concannon

Title: President

EXHIBIT A

NAME, ADDRESS, TAXPAYER IDENTIFICATION NUMBER

AND PERCENTAGE INTEREST

Address and Taxpayer Identification Number	Percentage Interest
Bats Hotspot Holdings LLC 8050 Marshall Drive, Suite 120 Lenexa, KS 66214 EIN: 52-2241557	100%

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "JAVELIN SEF, LLC", CHANGING ITS NAME FROM "JAVELIN SEF, LLC" TO "BATS HOTSPOT SEF LLC", FILED IN THIS OFFICE ON THE FIRST DAY OF NOVEMBER, A.D. 2016, AT 10:19 O`CLOCK A.M.


Jeffrey W. Bullock, Secretary of State



5142689 8100
SR# 20166437574

Authentication: 203259320
Date: 11-01-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:19 AM 11/01/2016
FILED 10:19 AM 11/01/2016
SR 20166437574 - FileNumber 5142689

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: Javelin SEF, LLC

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

The name is being changed to: Bats Hotspot SEF LLC

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 31 day of October, A.D. 2016

By: 
Authorized Person(s)

Name: Chris Concannon
Print or Type

DE084 - 05/12/2007 CT System Online

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS — ALBANY, NY 12231-0001

FILING RECEIPT

ENTITY NAME: JAVELIN SEF, LLC

DOCUMENT TYPE: CHANGE (FOR LLC) — COUNTY: NEWY
PROCESS REG.AGENT

FILED:08/13/2013 DURATION:********* CASH#:130813000904 FILM #:130813000822

FILER:

SUELLEN GALISH
443 PARK AVE SOUTH STE 1000

NEW YORK, NY 10016

ADDRESS FOR PROCESS:

C/O CORPORATION SERVICE COMPANY
80 STATE STREET
ALBANY, NY 12207-2543

REGISTERED AGENT:

CORPORATION SERVICE COMPANY
80 STATE STREET
ALBANY, NY 12207-2543



SERVICE COMPANY: CORPORATION SERVICE COMPANY - 45 — SERVICE CODE: 45

FEES	30.00	PAYMENTS	30.00
FILING	30.00	CASH	0.00
TAX	0.00	CHECK	0.00
CERT	0.00	CHARGE	0.00
COPIES	0.00	DRAWDOWN	30.00
HANDLING	0.00	OPAL	0.00
		REFUND	0.00

716478AJC — DOS-1025 (04/2007)

X


DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

000494.205946.0003.001 1 MB 0.404 532





JAVELIN SEF LLC
JAMES CAWLEY SOLE MBR
443 PARK AVE S
NEW YORK NY 10016

000494

Date of this notice: 05-30-2012

Employer Identification Number:
45-5347723

Form: SS-4

Number of this notice: CP 575 G

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

Thank you for applying for an Employer Identification Number (EIN). We assigned you EIN 45-5347723. This EIN will identify you, your business accounts, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

When filing tax documents, payments, and related correspondence, it is very important that you use your EIN and complete name and address exactly as shown above. Any variation may cause a delay in processing, result in incorrect information in your account, or even cause you to be assigned more than one EIN. If the information is not correct as shown above, please make the correction using the attached tear off stub and return it to us.

A limited liability company (LLC) may file Form 8832, Entity Classification Election, and elect to be classified as an association taxable as a corporation. If the LLC is eligible to be treated as a corporation that meets certain tests and it will be electing S corporation status, it must timely file Form 2553, Election by a Small Business Corporation. The LLC will be treated as a corporation as of the effective date of the S corporation election and does not need to file Form 8832.

To obtain tax forms and publications, including those referenced in this notice, visit our Web site at www.irs.gov. If you do not have access to the Internet, call 1-800-829-3676 (TTY/TDD 1-800-829-4059) or visit your local IRS office.

IMPORTANT REMINDERS:

* Keep a copy of this notice in your permanent records. This notice is issued only one time and IRS will not be able to generate a duplicate copy for you.

* Use this EIN and your name exactly as they appear at the top of this notice on all your federal tax forms.

* Refer to this EIN on your tax-related correspondence and documents.

If you have questions about your EIN, you can call us at the phone number or write to us at the address shown at the top of this notice. If you write, please tear off the stub at the bottom of this notice and send it along with your letter. If you do not need to write us, do not complete and return this stub. Thank you for your cooperation.

(IRS USE ONLY) 575G 05-30-2012 JAVE 0 0509905585 SS-4



000494

Keep this part for your records. CP 575 G (Rev. 7-2010)

Return this part with any correspondence
so we may identify your account. Please
correct any errors in your name or address.

CP 575 G

0509905585

Your Telephone Number	Best Time to Call	DATE OF THIS NOTICE: 05-30-2012
( ) -		EMPLOYER IDENTIFICATION NUMBER: 45-5347723
		FORM: SS-4 NOBOD

JAVELIN SEF LLC
JAMES CAWLEY SOLE MBR
443 PARK AVE S
NEW YORK NY 10016

INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "JAVELIN SEF, LLC", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF APRIL, A.D. 2012, AT 6 O'CLOCK P.M.


SECRETARY OF STATE
1776
DELAWARE
1976



Jeffrey W. Bullock, Secretary of State

5142689 8100

120452048

AUTHENTICATION: 9519369

DATE: 04-20-12

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:20 PM 04/19/2012
FILED 06:00 PM 04/19/2012
SRV 120452048 - 5142689 FILE

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

First: The name of the limited liability company is Javelin SEF, LLC.

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington, 19808. The name of its Registered agent at such address is Corporation Service Company.

In Witness Whereof, the undersigned have executed this Certificate of Formation this 19th day of April, 2012.

By: 

Authorized Person

Name: James Cawley

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS ALBANY, NY 12231-0001

CERTIFICATE OF AUTHORITY UNDER SEC. 805 OF THE LIMITED LIABILITY COMPANY LAW

ENTITY NAME: JAVELIN SEF, LLC

DOCUMENT TYPE: APPLICATION FOR AUTHORITY (FOR LLC) COUNTY: NEWY

FILED:01/31/2013 DURATION:********* CASH#:130131001062 FILM #:130131000971
DOS ID:4354046

FILER:

JAMES CAWLEY
443 PARK AVENUE SOUTH
10TH FLOOR
NEW YORK, NY 10016

EXIST DATE

01/31/2013

ADDRESS FOR PROCESS:

THE LLC
443 PARK AVENUE SOUTH 10TH FLOOR
NEW YORK, NY 10016

REGISTERED AGENT:



The limited liability company is required to file a Biennial Statement with the Department of State every two years pursuant to Limited Liability Company Law Section 301. Notification that the biennial statement is due will only be made via email. Please go to www.email.ebiennial.dos.ny.gov to provide an email address to receive an email notification when the Biennial Statement is due.

SERVICE COMPANY: CORPORATION SERVICE COMPANY - 45 SERVICE CODE: 45

FEES	310.00	PAYMENTS	310.00
FILING	250.00	CASH	0.00
TAX	0.00	CHECK	0.00
CERT	0.00	CHARGE	0.00
COPIES	10.00	DRAWDOWN	310.00
HANDLING	50.00	OPAL	0.00
		REFUND	0.00

512847KXK DOS-1025 (04/2007)

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.


STATE OF NEW YORK
EXCELSIOR
DEPARTMENT OF STATE

WITNESS my hand and official seal of the Department of State, at the City of Albany, on February 1, 2013.

Daniel E. Shapiro
First Deputy Secretary of State

Rev. 05/09

CSC 45
Drawdown

130131000971

New York State
Department of State
Division of Corporations, State Records
and Uniform Commercial Code
One Commerce Plaza, 99 Washington Ave.
Albany, NY 12231
www.dos.ny.gov

APPLICATION FOR AUTHORITY
OF

Javelin SEF, LLC

(Insert name of Foreign Limited Liability Company)

Under Section 802 of the Limited Liability Company Law

FIRST: The name of the limited liability company is:

Javelin SEF, LLC

If the name does not contain a required word or abbreviation pursuant to Section 204 of the Limited Liability Company Law, the following word or abbreviation is added to the name for use in this state:

____

(Do not complete this section unless the limited liability company's true name is not available pursuant to §204 of the Limited Liability Company Law.) The fictitious name under which the limited liability company will do business in New York is:

____

SECOND: The jurisdiction of organization of the limited liability company is: Delaware

______________. The date of its organization is: April 19, 2012.

THIRD: The county within this state in which the office, or if more than one office, the principal office of the limited liability company is to be located is: New York

(A county in New York State must be stated. Please note that the limited liability company is not required to have an actual physical office in this state.)

FOURTH: The Secretary of State is designated as agent of the limited liability company upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process served against him or her is:

Javelin SEF, LLC
443 Park Avenue South, 10th Floor
New York, NY 10016

130131000971

FIFTH: (Check and complete the statement that applies)

☒ The address of the office required to be maintained in the jurisdiction of its formation is:

2711 Centerville Road, Suite 400
Wilmington, DE 19808

☐ If no office is required to be maintained in the jurisdiction of its formation, the address of the principal office of the limited liability company is:

SIXTH: The foreign limited liability company is in existence in its jurisdiction of formation at the time of filing of this application.

SEVENTH: The name of the authorized officer in its jurisdiction of its formation where a copy of its articles of organization is filed is (e.g. "Secretary of State"):

Secretary of State

The address for such officer is:
401 Federal Street
Dover, DE 19901



X ______________________
(Signature)

James Cawley
(Type or print name)

Manager
(Title or capacity of signer)

Please Note: A certificate of existence or, if no such certificate is issued by the jurisdiction of formation, a certified copy of the articles of organization of the limited liability company and all subsequent amendments therefore, or if no articles of organization have been filed, a certified copy of the certificate filed as its organizational base and all amendments thereto, **must be attached** to the application for authority when submitted for filing. If such certificate or certified copy is in a foreign language, a translation in English thereto under oath of the translator shall be attached.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "JAVELIN SEF, LLC" IS DULY FORMED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE THIRTIETH DAY OF JANUARY, A.D. 2013.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "JAVELIN SEF, LLC" WAS FORMED ON THE NINETEENTH DAY OF APRIL, A.D. 2012.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL TAXES HAVE NOT BEEN ASSESSED TO DATE.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

5142689 8300

130109231

AUTHENTICATION: 0180679

DATE: 01-30-13

CSC 45
Drawdown

130131000971

APPLICATION FOR AUTHORITY
OF

Javelin SEF, LLC

(Insert name of Foreign Limited Liability Company)

Under Section 802 of the Limited Liability Company Law

Filed by: James Cawley
(Name)
443 Park Avenue South, 10th Floor
(Mailing address)
New York, NY 10016
(City, State and Zip code)

Cust Ref # 512847 KXIC

NOTE: This form was prepared by the New York State Department of State for filing an application for authority for a foreign limited liability company to conduct business in New York State. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal supply stores. The Department of State recommends that legal documents be prepared under the guidance of an attorney. The certificate must be submitted with a $250 filing fee made payable to the Department of State.

(For office use only.)

FILED 2013 JAN 31

RECEIVED 2013 JAN 31 PM 1:54

ICC
STATE OF NEW YORK
DEPARTMENT OF STATE
FILED JAN 31 2013
TAX $ ——
BY: LAH

1062

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

1. Name of the Swap Execution Facility (the "SEF"): Javelin SEF, LLC

2. Jurisdiction of incorporation, or equivalent, of the SEF: Delaware

3. Address of principal place of business of the SEF: 443 Park Ave South, 10th floor, New York, NY 10016

4. The Ontario Securities Commission ("Commission") issued an order pursuant to section 147 of the Act exempting the SEF from the requirement to be recognized as an exchange pursuant to subsection 21(1) of the Act on _Oct 1st, 2013_____________.

5. Name of the SEF's agent designated for service of process (the "Agent"): CSC North America, Inc.

6. Address of Agent for service of process in Ontario: CSC North America, Inc.
   c/o Grant A. Jameson
   45 O'Connor Street, Ste 1600
   Ottawa, Ontario K1P 1A4 Canada

7. The SEF designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served a notice, pleading, subpoena, summons, other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding arising out of or relating to or concerning the activities of the SEF in Ontario. The SEF hereby irrevocably waives any right to challenge service upon its Agent as not binding upon the SEF.

8. The SEF shall file an amended appointment of agent for service of process with the Commission within 30 days of any change in the name or above address of the Agent.

9. This appointment of agent for service of process shall be governed by and construed in accordance with the laws of Ontario.

Dated: ______11/8/2013______________________________



Javelin SEF, LLC
Ron Neal, COO

AGENT

CONSENT TO ACT AS AGENT FOR SERVICE

I, CSC North America, Inc., of 45 O'Connor St, Ste 1600, Ottawa, ON , hereby accepts the appointment as agent for service of process of Javelin SEF, LLC and hereby consents to act as agent for service pursuant to the terms of the appointment executed by Javelin SEF, LLC executed on 11/8/2013.

Dated: November 20, 2013

CSC North America, Inc.

Per: 
[Name of Agent; if Corporation, full Corporate Name]
[Full Name and Title if not signing in individual capacity]

Grant A. Jameson, Vice-President

LIMITED LIABILITY COMPANY AGREEMENT

OF

JAVELIN SEF, LLC,

A Delaware Limited Liability Company

Dated as of July 31, 2013

LIMITED LIABILITY COMPANY AGREEMENT
OF
JAVELIN SEF, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (this "**Agreement**") of Javelin SEF, LLC, a Delaware limited liability company (the "**Company**"), is being executed by Javelin Capital Markets, LLC, a Delaware limited liability company (the "**Member**"), as of this 31st day of July, 2013, pursuant to the provisions of the Delaware Limited Liability Company Act (6 Del. C. § 18-101, *et seq.*) (as amended from time to time, the "**Act**"), on the following terms and conditions:

ARTICLE I
THE COMPANY

Section 1.1 Organization. On April 19, 2012, the Member formed the Company as a limited liability company pursuant to the Act. The Company shall be governed by and operated in accordance with this Agreement and the Act, and the rights, duties and liabilities of the Member shall be as provided for in the Act if not otherwise expressly provided for in this Agreement.

Section 1.2 Company Name. The name of the limited liability company formed hereby shall be "Javelin SEF, LLC" and all business of the Company shall be conducted in such name or such other name as the Member shall determine, provided that such name contains the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC". The Company shall hold all of its property in the name of the Company and not in the name of the Member.

Section 1.3 Purpose. The purpose and business of the Company shall be to engage in any lawful act or activity for which a limited liability company may be organized under the Act and to do any and all acts and things which may be necessary or incidental to the foregoing, the promotion or conduct of the business of the Company or the maintenance and improvement of its property.

Section 1.4 Powers. The Company shall possess and may exercise all the powers and privileges granted by the Act, all other applicable law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion and attainment of the business, purposes or activities of the Company.

Section 1.5 Principal Place of Business. The principal place of business of the Company shall be 443 Park Avenue South, 10th Floor, New York, NY 10016 or at such other location as may be designated by the Member from time to time.

Section 1.6 Term. The term of the Company shall be perpetual unless and until the Company is dissolved by the Member or as set forth herein. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation of the Company (the "**Certificate**") in the manner required by the Act.

Section 1.7 Filings; Agent for Service of Process.

(a) The Certificate has been filed in the office of the Secretary of State of the State of Delaware in accordance with the provisions of the Act. The Member shall take any and all actions reasonably necessary to perfect and maintain the status of the Company under the laws of the State of Delaware. The Member shall execute and file amendments to the Certificate whenever required by the Act.

(b) The Member shall execute and file such forms or certificates and may take any and all other actions as may be reasonably necessary to perfect and maintain the status of the Company under the laws of any other states or jurisdictions in which the Company engages in business.

(c) The initial registered agent for service of process on the Company in the State of Delaware, and the address of such registered agent, shall be the agent for service of process set forth in the Certificate. The Member may change the registered agent and appoint successor registered agents.

(d) Upon the dissolution and completion of winding up of the Company, the Member (or, in the event the Member no longer exists, the person responsible for winding up and dissolution of the Company pursuant to Article VI hereof) shall promptly execute and file a certificate of cancellation of the Certificate in accordance with the Act and such other documents as may be required by the laws of any other states or jurisdictions in which the Company has registered to transact business or otherwise filed articles.

Section 1.8 Reservation of Other Business Opportunities. Except and solely to the extent that any business opportunities of the Member are actually exploited by the Company, no business opportunities of the Member shall be deemed the property of the Company. The Member may engage in or possess an interest in any other business venture, independently or with others, of any nature or description, even if such venture or opportunity is in direct competition with the business of the Company; and the Company shall have no rights by virtue hereof in or to such other business ventures, or to the income or profits derived therefrom.

ARTICLE II
MANAGEMENT AND MEMBERSHIP

Section 2.1 Management of Company.

(a) The business and affairs of the Company shall be managed under the direction and subject to the approval of a Board of Managers comprised of persons appointed as provided herein (being referred to herein as the "**Board of Managers**" or the "**Board**" and the members thereof being referred to herein, collectively, as the "**Managers**" and, individually, as a "**Manager**"). Except as to matters the determination of which has been reserved to the Member hereunder, the Board shall have the authority to manage and direct the management of the business and affairs of the Company and to make all decisions to be made by or on behalf of the Company. The powers of the Board of Managers shall include all powers, statutory or otherwise, possessed by or permitted to managers of a limited liability company under the laws of the State of Delaware. Approval by, consent of or action taken by the Board of Managers in accordance with authority granted by or under this Agreement, or by the Member, as applicable, shall constitute approval or action by the Company and shall be binding on the Company. Any Person dealing with the Company shall be entitled to rely on a certificate or any writing signed by the Managers, or by the Member, as applicable, as the duly authorized action of the Company.

(b) The Board of Managers shall at all times consist of a minimum of 3 and a maximum of 15 Managers. The Board of Managers shall initially consist of six (6) Managers, who shall be selected by a majority vote of the Board of Managers (the "**Member Board**") of the Member (the Managers selected by the Member Board being referred to herein, collectively, as the "**Member Managers**" and, individually, as a "**Member Manager**"). An additional five Managers shall be selected and appointed to the Board no later than the date on which trading officially commences on the Company's trading platform for interest rate swaps, and the number of authorized members of the Board of Managers shall thereafter be eleven (11) unless modified by a vote of the Board of Managers, including a majority of the Independent Managers. One (1) Manager shall be selected by majority vote of the members of the IRS Vertical Committee established in accordance with the Javelin SEF Rule Book of the Company (the Manager selected by the IRS Vertical Committee being referred to herein as the "**IRS Vertical Manager**"). In addition, the Member Board shall select (by majority vote) four (4) additional Managers to serve as independent managers, or such higher minimum number and meeting such requirements as may be required to comply with or to qualify for a regulatory safe harbor under applicable law (such independent managers being referred to herein, collectively, as the "**Independent Managers**" and, individually, as an "**Independent Manager**"). If more than four Independent Managers are required under such safe harbor, the number of Managers comprising the whole Board shall be increased accordingly. Each member of the Board shall have one vote.

Section 2.2 Election; Term of Office; Resignation; Removal; Vacancies. Each Manager shall hold office for a term of one year or until his or her earlier resignation or removal. Any Manager may serve multiple one year terms. Any Manager may resign at any time upon written notice to the Company directed to the Board of Managers or the Secretary. Such resignation shall take effect at the time specified therein and, unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective. Any Member Manager may be removed at any time, with or without cause, by a majority vote of the Member Board. Any Independent Manager may be removed at any time, with or without cause, by a majority vote of the Board of Managers, provided that a majority of all other Independent Managers must vote to remove an Independent Manager without cause. The IRS Vertical Manager may be removed at any time, with or without cause, by a majority vote of the IRS Vertical Committee. If the Designated Market Maker or Designated Swap Broker by whom the IRS Vertical Manager is employed is either suspended or terminated, such suspension or termination shall constitute grounds for removal of the IRS Vertical Manager from the Board. If the IRS Vertical Manager is no longer employed by such Designated Market Maker or Designated Swap Broker, such termination of employment shall constitute grounds for removal of the IRS Vertical Manager. Unless otherwise provided by the Certificate, vacancies and newly created Manager positions resulting from any increase in the authorized number of Managers shall be filled (i) by a majority vote of the Member Board if such vacancy occurs with respect to a Member Manager or an Independent Manager or (ii) by a majority vote of the IRS Vertical Committee if such vacancy occurs with respect to the IRS Vertical Manager.

Section 2.3 Qualification of Managers. Each individual elected to the Board pursuant to Section 2.2 above prior to serving on the Board and each year thereafter for so long as he or she continues to serve on the Board, shall certify in writing to the Company that he or she (a) is not subject to a statutory disqualification under section 8a(2) of the Commodity Exchange Act, as amended, and (b) does not have a history of disciplinary offenses as defined in CFTC Regulation 1.63(a)(6) (a "**Manager Restriction**"). If at any time the Member or any Manager shall become aware of any circumstance that indicates or could reasonably be expected to indicate that any Manager (the "**Affected Manager**") is subject to a Manager Restriction, the Member or Manager discovering such circumstance shall promptly give written notice thereof to the other Managers (other than the Affected Manager) together with such information and supporting materials they have obtained reasonably setting forth the relevant circumstances. In any such event the Managers (other than the Affected Manager) shall promptly undertake or cause to be undertaken an investigation with a view to determining whether the applicable Manager is subject to a Manager Restriction. If it is found by a majority of the Managers (other than the Affected Manager) that the Affected Manager is in fact subject to a Manager Restriction, the Affected Manager shall automatically be removed from such position and the Member and the other Managers shall cooperate reasonably (including by executing appropriate Member and/or Board consents) to effect such removal. For the sake of clarity, the removal of a Manager pursuant to this paragraph shall not limit the ability of the Member Board or the IRS Vertical Committee to designate a replacement therefor in accordance with Section 2.2.

Section 2.4 Committees. The Board may designate from among the Managers one or more committees, each of which shall be comprised of one or more Managers, and may designate one or more of the Managers as alternate members of any committee, who may, subject to any limitations imposed by the Board, replace absent or disqualified Managers at any meeting of that committee. Any such committee shall have and may exercise all of the authority delegated by the Board in a resolution, or ascribed to such committee in a written charter, that has been approved by the Managers.

Section 2.5 Regular Meetings. Regular meetings of the Board shall be held at such dates, times and places either within or without the State of Delaware as the Managers shall from time to time determine.

Section 2.6 Special Meetings. Special meetings of the Board may be called at any time by the Chairman, the Chief Executive Officer or by any Manager. Each special meeting shall be held at such date, time and place either within or without the State of Delaware as shall be fixed by the person or persons calling the meeting.

Section 2.7 Notice of Meetings. Written notice of each meeting of the Board, stating the date, time and place of the meeting, shall be given to each Manager at least forty-eight (48) hours in advance of the meeting. Notice may be given by letter, electronic mail or facsimile transmission and shall be deemed to have been given to a Manager when deposited with a nationally recognized overnight courier service or transmitted by electronic mail or facsimile, as the case may be, directed to the applicable street address, email address or facsimile number for such Manager maintained in the records of the Company (which address may be changed by any Manager by notice sent to the Company and the other Managers as provided in this Section). A Manager may waive notice of any meeting and the attendance of a Manager at a meeting without protesting prior to the end of such meeting the lack of notice of such meeting shall constitute a waiver of notice by such Manager.

Section 2.8 Telephonic Meetings Permitted. Members of the Board may participate in a meeting of the Board by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other and participation in the meeting pursuant to this Agreement shall constitute presence in person at such meeting.

Section 2.9 Quorum; Vote Required for Action; Member Decisions.

(a) Unless otherwise required by law, at each meeting of the Board, the presence of both (i) at least five of the then duly elected Member Managers and (ii) at least a majority of the other Managers then duly elected shall constitute a quorum for the transaction of business. If at any meeting of the Managers a quorum shall not be present, a majority of the Managers present may vote to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall attend.

(b) The vote of a majority of the Managers (regardless of the number of Managers present at a meeting at which a quorum is present) shall be the act of the Board, unless the vote of a greater number is required by law or the Certificate. Notwithstanding the prior sentence or any other provision of this Agreement, the actions set forth on Exhibit B hereto may only be taken by vote of a majority of the Managers and with the approval of two-thirds of the Member Managers.

(c) Notwithstanding any provision set forth in this Article II or anywhere else in this Agreement, the matters set forth on Exhibit C hereto are reserved for the Member and such actions set forth therein may only be taken with approval by a majority of the Board which shall include approval by two-thirds of the Member Managers and with approval by the Member.

Section 2.10 Organization. Meetings of the Board shall be presided over by the Chairman, or in his absence by the Chief Executive Officer, or in their absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.11 Written Consent.

(a) Any action requiring the vote, consent, approval or action of the Member may be taken by a consent in writing or by electronic transmission, setting forth the action so taken, by the Member. An electronic transmission consenting to an action to be taken and transmitted by or on behalf of the Member shall be deemed to be written, signed and dated for all purposes of this Agreement, provided that (i) any such electronic transmission sets forth or is delivered with information from which the Company can reasonably determine (A) that the electronic transmission was transmitted by the Member or by a Person or Persons authorized to act for the Member and (B) the date on which the Member or authorized Person or Persons transmitted such electronic transmission and (ii) such consent is reproduced in paper form (or by copy, facsimile or other reliable reproduction of a consent in writing as the Company may from time to time permit) and until such paper form (or copy, facsimile or other reliable reproduction of a consent in writing as the Company may from time to time permit) shall be delivered to the

Company by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the Company having custody of the book in which proceedings of meetings of Members are recorded. The date on which such electronic transmission is transmitted shall be deemed to be the date on which such consent was signed.

(b) Any action requiring the vote, consent, approval or action of the Board, or any committee thereof, may be taken without a meeting if a consent in writing or by electronic transmission, setting forth the action so taken by the Board or such committee, as the case may be, is signed by the Managers the affirmative vote of which would be required to take such action at a meeting at which the whole Board or Committee were present and such action shall be effective when it has been so signed (including deemed signature as described in the next sentence), unless a different effective time is provided in the written action. Unless a different effective time is provided in the electronic transmission, an electronic transmission consenting to an action to be taken and transmitted by or on behalf of a Manager shall be deemed to be written, signed and dated for all purposes of this Agreement, provided that any such electronic transmission sets forth or is delivered with information from which the Company can reasonably determine (i) that the electronic transmission was transmitted by such Manager or by a Person or Persons authorized to act for such Manager and (ii) the date on which such Manager or authorized Person or Persons transmitted such electronic transmission. The date on which such electronic transmission is transmitted shall be deemed to be the date on which such consent was signed.

Section 2.12 Compensation. No salary shall be paid to the Member for its duties set forth hereunder. The Board shall have the authority to fix the compensation of Managers, which compensation may include the reimbursement of expenses incurred in connection with meetings of the Board or a committee thereof. The Company shall reimburse Managers for reasonable expenses incurred on behalf of the Company which expenses have been approved by the Board.

Section 2.13 Transactions between the Company and Managers. A Manager may not, without the approval of the Board, engage in any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property; the rendering of any service; borrowing or loaning money; or the establishment of any salary, other compensation, or other terms of employment), in each case with the Company (each an "**Interested Transaction**"). The Board shall not approve an Interested Transaction unless the terms and conditions of such Interested Transaction, on an overall basis, are fair and reasonable to the Company. The terms and conditions of an Interested Transaction shall be deemed to be fair and reasonable to the Company for purposes of this Section 2.13 if the terms and conditions of such Interested Transaction are no less favorable to the Company than those that are generally available from Persons capable of similarly performing them and in similar transactions between parties operating at arm's length or the terms and conditions of such Interested Transaction are equitable to the Company taking into account the totality of the relationships between the parties involved (including other transactions (whether or not of the same type) that may be particularly favorable or advantageous to the Company).

Section 2.14 Transfer of Interest. Subject to compliance with the provisions of Section 37.5 of the CFTC's rules or such successor or additional rules as may be adopted by the CFTC or any other regulator to whose jurisdiction the Company is subject, the Member may transfer or assign all or a portion of its interest in the Company at any time. Upon a transfer of the Member's entire interest in the Company, such transferee or assignee shall become the "Member" for all purposes of this Agreement. Upon a transfer or assignment of less than the Member's entire interest in the Company, the Member and such transferee or assignee may amend this Agreement to reflect such transfer or assignment on such terms as they may agree.

Section 2.15 Limited Liability.

(a) Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member, Managers and officers shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member, Manager or officer of the Company.

(b) To the extent that at law or in equity, the Member, Managers or officers shall have duties (including fiduciary duties) and liabilities to the Company, such duties and liabilities may be restricted by provisions of this Agreement. The Member, Managers and officers shall not be liable to the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Member, Manager or officer in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Member, Manager or officer by this Agreement.

(c) The Member, Managers and officers shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person as to the matters the Member, Managers or officers reasonably believe are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses or net cash flow or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

(d) Any repeal or modification of this Section 2.15 shall not adversely affect any right or protection of the Member, Managers and officers existing prior to such repeal or modification.

ARTICLE III
OFFICERS AND LIABILITY

Section 3.1 Officers. The officers of the Company shall be chosen by the Board. The Company shall appoint a Chief Compliance Officer and may appoint a Chairman of the Board, a Chief Executive Officer, a Secretary, and any number of Managing Directors, Vice Presidents, and other officers and assistant officers as may be deemed necessary or desirable by the Board. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate or this Agreement. The officers of the Company need not be Members or Managers of the Company. Except for the Chief Compliance Officer, the Board, in its discretion, may choose not to fill any office for any period as it may deem advisable.

Section 3.2 Term of Office; Resignation; Removal; Vacancies. Subject to Section 2.9(b), the Board shall elect the officers of the Company who shall hold their offices for such terms and, except as provided in Sections 3.3 and 3.6 regarding the Chief Compliance Officer, shall exercise such powers and perform such duties as shall be determined from time to time by the Board; and all officers of the Company shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer may resign at any time upon written notice to the Company directed to the Board and the Secretary. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer or agent with or without cause at any time by the affirmative vote of a majority of the Board. Any such removal shall be without prejudice to the contractual rights of such officer or agent, if any, with the Company, but the election of an officer or agent shall not of itself create any contractual rights. Any vacancy occurring in any office of the Company by death, resignation, removal or otherwise may be filled by the Board.

Section 3.3 Powers and Duties. The officers of the Company shall have such powers and duties in the management of the Company as shall be stated in this Agreement or in a resolution of the Board which is not inconsistent with this Agreement and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. In addition, the Chief Compliance Officer shall have such powers and duties as required by Section 37.1501of the CFTC Rules or such successor or additional rules as may be adopted by the CFTC or any other regulator to whose jurisdiction the Company is subject.

Section 3.4 Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Board and shall have such other powers and perform such other duties as may be prescribed by the Board from time to time or provided in this Agreement. The Chairman of the Board shall perform all the duties and responsibilities and exercise all the powers of the Chief Executive Officer whenever the Chief Executive Officer is unable to serve, by reason of sickness, absence or otherwise.

Section 3.5 Chief Executive Officer. The Chief Executive Officer shall be the principal operating officer of the Company and, subject to the control of the Board, shall in general direct the business operations of the Company. He or she shall, in the absence of the Chairman of the Board, preside at all meetings of the Board. He or she may sign, with the Secretary or an Assistant Secretary or any other proper officer of the Company authorized by the Board, deeds, mortgages, bonds, contracts, or other instruments which the Board has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board or by this Agreement to some other officer or agent of the Company, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of Chief Executive Officer and such other duties as may be prescribed by the Board or this Agreement from time to time.

Section 3.6 Chief Compliance Officer. The Chief Compliance Officer shall report to the Board. He or she shall be responsible for establishing and administering policies and procedures to ensure the Company's compliance with Section 5h of the Commodity Exchange Act, and shall have the authority to develop and enforce such policies and procedures. The Chief Compliance Officer shall have supervisory authority over all staff acting at the direction of the

Chief Compliance Officer. The Chief Compliance Officer shall perform such other duties and have such other powers as the Board may, from time to time, prescribe.

Section 3.7 Secretary and the Assistant Secretaries. The Secretary shall attend all meetings of the Board, and record all the proceedings of the meetings in a book or books to be kept for that purpose. Under the Chief Executive Officer's supervision, the Secretary shall give, or cause to be given, all notices required to be given by this Agreement or by law; shall have such powers and perform such duties as the Board, the Chairman of the Board, the Chief Executive Officer or this Agreement may, from time to time, prescribe; and shall have custody of the corporate seal, if any, of the Company. The Secretary, or an Assistant Secretary, shall have authority to affix the corporate seal, if any, to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the corporate seal, if any, and to attest the affixing by his or her signature. The Assistant Secretary shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board, the Chairman of the Board, the Chief Executive Officer or Secretary may, from time to time, prescribe.

Section 3.8 Additional Officers. The Board may appoint additional officers such as Chief Financial Officer, Chief Operating Officer, a Treasurer, Managing Directors or Vice Presidents (the "**Officers**") at any time. The Officers shall serve at the pleasure of the Board, subject to all rights, if any, under any contract of employment. The Officers shall exercise such powers and perform such duties as the Board, the Chief Executive Officer or this Agreement may from time to time prescribe. The Board may require any officer, agent or employee to give security, by bond or otherwise, for the faithful performance of his duties.

Section 3.9 Compensation of Officers. The compensation of each officer shall be fixed by the Board and no officer shall be prevented from receiving such compensation by virtue of his or her also being a Manager.

Section 3.10 Books and Records. The Secretary shall keep proper and usual books and records pertaining to the business of the Company. The books and records of the Company shall be kept at the principal office of the Company or at such other places, within or without the State of Delaware, as the Secretary shall from time to time determine.

ARTICLE IV
INDEMNIFICATION AND INSURANCE

Section 4.1 Right to Indemnification.

(a) The Member, Managers, officers, employees and agents of the Company (each, an "Indemnitee") shall be indemnified by the Company to the fullest extent permitted under the Act and the general corporate law of the state of Delaware, as applicable and currently or hereafter in effect. To the fullest extent permitted under the Act, the general corporate law of the state of Delaware or any other applicable law as currently or hereafter in effect, no Member, Manager or officer and no affiliate of any Member, Manager or officer shall be personally liable, responsible or accountable in damages or otherwise to the Company, to its Member or to any other Person that is a party to or is otherwise bound by this Agreement for or with respect to any action taken or failure to act on behalf of the Company within the scope of the authority conferred on such Member, Manager or officer by this Agreement or by law.

(b) To the extent that at law or in equity a party shall have duties (including fiduciary duties) and liabilities to the Company or the Member, such duties and liabilities may be restricted by provisions of this Agreement. None of the Managers or the Member shall be liable to the Company, to the Member or to any other Person that is a party to or is otherwise bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Manager or the Member in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Manager or the Member by this Agreement. No officer shall be liable to the Company, the Member or to any other Person that is a party to or is otherwise bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission reasonably required to be performed or omitted by such officer within the scope of his or her employment on behalf of the Company.

(c) The Managers and officers shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to the matters any such Manager or officer reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses or net cash flow or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

(d) The right to indemnification conferred in this Article IV shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that an advancement of expenses incurred by an Indemnitee in his capacity as a Manager or officer shall be made only upon delivery to the Company of an undertaking (hereinafter an "**undertaking**"), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "**final adjudication**") that such Indemnitee is not entitled to be indemnified for such expenses under this Article IV or otherwise.

Section 4.2 Right of Indemnitee to Bring Suit. If a claim under Section 4.1 above is not paid in full by the Company within sixty days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be thirty days, the Indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking the Company shall be entitled to recover such expenses upon a final adjudication that, the Indemnitee has not met the applicable standard of conduct set forth in the Act. Neither the failure of the Company (including its Board, independent legal counsel or the Member) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board, independent counsel or the Member) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article IV or otherwise shall be on the Company.

Section 4.3 Insurance. The Company may purchase and maintain insurance on behalf of any Indemnitee against any liability asserted against such Indemnitee and incurred by such Indemnitee in any such capacity, or arising out of such Indemnitee's status a Member, Manager, officer, employee or agent of the Company, whether or not the Company would have the power to indemnify such Indemnitee against such liability under the provisions of Section 4.1 or under applicable law.

ARTICLE V
FISCAL MATTER

Section 5.1 Deposits. All funds of the Company shall be deposited in an account or accounts in such banks, trust companies or other depositories as the Board or Chief Financial Officer may select.

Section 5.2 Financial Records. All financial records shall be maintained and reported using United States generally accepted accounting principles, consistently applied.

Section 5.3 Fiscal Year. The fiscal year of the Company shall begin on the first day of January and end on the last day of December each year, unless otherwise determined by the Board.

Section 5.4 Agreements, Consents, Checks, Etc. All agreements, consents, checks, drafts or other orders for the payment of money, and all notes or other evidences of indebtedness issued in the name of the Company shall be signed by the Chief Executive Officer or those persons authorized from time to time by the Chief Executive Officer or the Board.

Section 5.5 Transactions with the Member. Except as provided in the Act, the Member may lend money to, borrow money from, act as surety, guarantor or endorser for, guarantee or assume one or more obligations of, provide collateral for, and transact other business with the Company and has the same rights and obligations with respect to any such matter as a person who is not the Member.

Section 5.6 Contributions.

(a) Prior to the Effective Date, the Member has made capital contributions to the Company (the "**Prior Contributions**"). No interest shall accrue on any contribution and the Member shall not have the right to withdraw or be repaid any contribution except as provided herein.

(b) In addition to the Prior Contributions, the Member may, but shall not be obligated to, make additional contributions to the Company.

Section 5.7 Distributions. The Company may make distributions as determined by the Member from time to time in accordance with this Agreement; provided, however, that no distribution shall be declared and paid unless, after the distribution is made, the assets of the Company are in excess of the liabilities of the Company and such distribution does not violate the Act or other applicable law, or reduce the Company's financial resources below those required by 17 CFR 37.1300 et seq or any successor regulation under the Commodity Exchange Act. The Member may, at its sole discretion, elect to receive a distribution in the form of assets other than cash.

ARTICLE VI
LIQUIDATION

Section 6.1 Liquidating Events. The Company shall dissolve and commence winding up and liquidation only upon the first to occur of any of the following ("**Liquidation Events**"):

(a) the sale of all or substantially all of the assets of the Company;

(b) the resignation of the Member or any other event that causes the last remaining member of the Company to cease to be a member of the Company, unless the business of the Company is continued in a manner permitted by the Act; or

(c) the entry of a decree of judicial dissolution pursuant to Section 18-802 of the Act;

provided, however, that no dissolution of the Company shall be effective unless the Commodity Futures Trading Commission (or any successor regulator thereto) shall have been given reasonable advance notice thereof (which shall be not less than 5 business days' notice).

Section 6.2 Winding Up. Upon the occurrence of a Liquidating Event, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors and Member. The Member, Managers and officers shall not take any action which is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. The Member shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company's liabilities. The property of the Company shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom, to the extent sufficient, shall be applied and distributed, subject to any reasonable reserves maintained for contingent, conditional or unmatured obligations of the Company, in the following order:

(a) first, to the satisfaction (whether by payment or the making of reasonable provision for payment thereof) of all of the Company's debts and liabilities to creditors other than the Member;

(b) second, to the satisfaction (whether by payment or the making of reasonable provision for payment thereof) of all of the Company's debts and liabilities to the Member; and

(c) the balance, if any, to the Member.

Section 6.3 Member's Bankruptcy. The Member shall not cease to be the Member solely as a result of the occurrence of any of the following and upon the occurrence of any such event, the business of the Company shall continue without dissolution:

(a) the Member makes an assignment for the benefit of creditors;

(b) the Member files a voluntary petition in bankruptcy;

(c) the Member is adjudged bankrupt or insolvent, or has entered against it an order of relief, in any bankruptcy or insolvency proceeding;

(d) the Member files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation;

(e) the Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature;

(f) the Member seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the member or of all or any substantial part of its properties;

(g) any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation is not dismissed; or

(h) appointment of a trustee, receiver or liquidator of the Member.

ARTICLE VII
MISCELLANEOUS

Section 7.1 Amendments. This Agreement may be altered, amended or repealed, or a new Agreement may be adopted, only with the consent of the Member and two-thirds of the

Board except that any amendment to Section 1.5 and Exhibit A to provide updated address information shall only require written notice of such change be given to the Member.

Section 7.2 Merger and Conversion. The Company may be merged, consolidated or converted with or into any other entity upon a vote of approval by two-thirds of the Board and the consent of the Member.

Section 7.3 Binding Effect. Except as otherwise provided in this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Member and its respective heirs, legatees, legal representatives, successors, transferees and assigns.

Section 7.4 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforced by any creditor of the Company or Member.

Section 7.5 Construction. The Member shall have the full power and authority to construe and interpret this Agreement.

Section 7.6 Headings. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

Section 7.7 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the legality or validity of the remainder of this Agreement.

Section 7.8 Variation of Pronouns. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

Section 7.9 Governing Law. The laws of the State of Delaware shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Member, Managers and officers, without regard to the principles of conflicts of laws.

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IN WITNESS WHEREOF, the Member has executed this Limited Liability Company Agreement as of the day first above set forth.

JAVELIN CAPITAL MARKETS, LLC



By: ____________________
Name: James Cawley
Title: CEO

EXHIBIT A
TO THE
LIMITED LIABILITY COMPANY AGREEMENT
OF
JAVELIN SEF, LLC

NAME AND ADDRESS OF MEMBER	MEMBERSHIP INTEREST
Javelin Capital Markets, LLC 443 Park Avenue South, 10th Floor New York, NY 10016	100%

EXHIBIT B
TO
LIMITED LIABILITY COMPANY AGREEMENT
OF
JAVELIN SEF, LLC

Board Actions

The taking of the actions set forth below shall require approval by a majority of the Board which shall include two-thirds of the Member Managers:

(1) appointment of the Chief Executive Officer of the Company;

(2) entry by the Company into any partnership, limited liability company or joint venture, or other investment in or acquisition of stock, partnership or membership interests or other equity securities of any Person;

(3) entering into any agreement that by its terms prohibits the Company from making any distributions to the Member or otherwise specifies the timing with respect to the making of any distributions;

(4) any repurchase, cancellation or redemption of interest in the Company by the Company;

(5) approval of any equity compensation plans or other equity arrangements of the Company;

(6) entering into any agreement, including any capital lease, with a term of greater than one year and involving payments to or by the Company in excess of $250,000 per annum;

(7) entering into any employment or consulting agreement involving payments by the Company in excess of $250,000 per annum;

(8) any provision of guarantees or indemnities obligating the Company in excess of $250,000;

(9) any waiver of an obligation to the Company in excess of $250,000;

(10) any termination of a material contract or arrangement involving the Company which is in excess of $250,000 per annum;

(11) appointment of the Company's independent public accounting firm;

(12) commencement or settlement of any litigation or proceeding involving the Company;

(13) any charitable or political donation by the Company;

(14) changes or modifications to any significant accounting policy or practice of the Company;

(15) approval of the annual budget of the Company;

(16) approval of any capital expenditure by the Company (other than those approved in connection with the annual budget) in excess of $250,000; and

(17) making of any tax election that would have a material effect on the tax position of the Company.

EXHIBIT C
TO THE
LIMITED LIABILITY COMPANY AGREEMENT
OF
JAVELIN SEF, LLC

Member Actions

The taking of the actions set forth below shall require approval by a majority of the Board which shall include approval by two-thirds of the Member Managers and approval by the Member:

(1) acquisition or disposition of any business or a business division or line of the Company from or to any Person, whether by asset purchase, stock purchase, merger or other business combination;

(2) any (a) sale, transfer or other disposition of all or substantially all of the membership or other equity interest in the Company in any transaction or a series of related transactions, (b) sale, transfer or other disposition by the Company of all or substantially all of its assets, including a sale by the Company, in any transaction or a series of related transactions, (c) merger, consolidation, reorganization or other business combination with any other entity in which the Company is not the surviving entity of such transaction, or the Member's membership or other equity interest in the surviving entity is less than all of the outstanding interest in such entity, (d) admission of an additional member to the Company, (e) distribution to a Member, or (e) dissolution and winding up of the Company;

(3) approval of any transaction, agreement or action on behalf of the Company that is unrelated to the Company's Purposes (as defined in the Member Agreement) or that would make it impossible to carry out the ordinary business of the Company;

(4) entering into or consummation of (a) a merger of the Company into an entity which is a "C" corporation, with such "C" corporation being the surviving corporation and the interests in the Company being converted into shares of common stock in such "C" corporation; (b) the exchange of interests in the Company for shares of common stock in a "C" corporation; or (c) the occurrence of some other transaction pursuant to which the interests in the Company are exchanged or converted into shares of common stock in a "C" corporation;

(5) a public offering of debt or equity securities of the Company;

(6) issuance of (a) any equity interest in the Company or any other securities or other equity obligations of the Company, including appreciation, phantom stock or profit participation rights, (b) any rights, options, or warrants to purchase any such equity interest, securities, obligations or rights, or to purchase any securities of any type whatsoever that are, or may become, convertible into any such equity interest, securities, obligations or rights and (c) any other securities of any type whatsoever that are, or may become, convertible into any such equity interest, securities, obligations or rights;

(7) amendments to the Agreement or any other governing document of the Company, including to change the number of Managers on the Board;

(8) the Company (a) making an assignment for the benefit of creditors, (b) applying for, seeking, consenting to, or acquiescing in, the appointment of a receiver, custodian, trustee, examiner, liquidator or similar official for it or any of its property, (c) instituting any proceeding seeking an order for relief under the Federal bankruptcy laws as now or hereafter in effect or seeking to adjudicate it bankrupt or insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or fail to file an answer or other pleading denying the material allegations of any such proceeding filed against it, (d) taking any action to authorize or effect any of the foregoing actions or (e) failing to contest in good faith any appointment or proceeding described above; and

(9) incurrence by the Company of any indebtedness for borrowed money to the extent the indebtedness of the Company would, after such incurrence, exceed $250,000 in the aggregate.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. Officers shall be appointed by the Board on an annual basis. These individuals will serve in these positions until their successors are appointed in accordance with the Certificate of Incorporation and Bylaws. Officers of the Exchange will serve at the pleasure of the Board of Directors.

Officers

Name:	Title:	Appointment Date:	Termination/ Change Position Date:	Anticipated re-appointment:
Chris Concannon	President	02/10/15		February 2017
Chris Concannon	Chief Executive Officer	03/31/15		February 2017
Chris Isaacson	Executive Vice President, Global Chief Information Officer	02/10/14		February, 2017
Bryan Harkins	Executive Vice President, Head of U.S. Markets	02/10/15		February, 2017

Tami Schademann	Executive Vice President, Chief Regulatory Officer	02/10/15		February, 2017
Eric Swanson	Executive Vice President, General Counsel, Secretary	02/10/15		February, 2017
Brian N. Schell	Executive Vice President, Chief Financial Officer, Treasurer	02/10/15		February, 2017
Charles Randy Williams	Senior Vice President, Global Investor Relations & Communications	02/10/15		February, 2017
Tony Barchetto	Executive Vice President, Head of Corporate Development	05/03/16	05/03/16	February, 2017
Bryan Christian	Senior Vice President, Head of U.S. Sales	02/10/15		February, 2017
Eric Crampton	Senior Vice President Global Head of Software Engineering	02/10/15		February, 2017
Laura Morrison	Senior Vice President, Global Head of Exchange Products	05/12/15		February, 2017
Anders Franzon	Senior Vice President, Associate General Counsel	/11/02/15		February, 2017
Troy Yeazel	Senior Vice President, Operations	11/02/15		February, 2017
Jeff Connell	Senior Vice President, Market Oversight	11/02/15		February, 2017
Derick Shupe	Vice President, Controller	02/10/15		February, 2017
Greg Steinberg	Vice President, Assistant Secretary & Associate General Counsel	02/10/15		February, 2017

Aaron Weissenfluh	Vice President, Chief Information Security Officer	02/10/15		February, 2017
Rodney Burt	Vice President, Infrastructure	02/10/15		February, 2017
Kevin Carrai	Vice President, Connectivity, Data & Member Services	02/10/15		February, 2017
Stacie Fleming	Vice President, Communications	02/10/15		February, 2017
Kapil Rathi	Senior Vice President, Options Business Development	05/12/15		February, 2017
Thad Prososki	Vice President, Human Resources	05/12/15		February, 2017
Brett Johnson	Vice President, Software Engineering	09/09/15		February, 2017
Vivian Yiu	Vice President, head of Product Strategy and Management	11/01/16		February, 2017

Former Officers

Name:	Title:	Appointment Date:	Termination/ Change Position Date:
William O'Brien	Chief Executive Officer	03/2010	02/11/14
Bryan Harkins	Chief Operating Officer	01/2011	02/11/14
Thomas McManus	Chief Regulatory Officer	07/2011	02/11/14
Saro Jahani	Chief Information Officer	04/2011	02/11/14
Glen Badach	Chief Financial Officer	03/2010	02/11/14
Jeffrey Rosenstrock	General Counsel	10/2011	02/11/14
	Secretary	01/2013	02/11/14

Ken Conklin	Senior Vice President, Business Development and Marketing	02/11/14	04/23/14
William O'Brien	President	1/31/14	7/21/14
Joe Ratterman	President	07/21/14	02/10/15
Joe Ratterman	Chief Executive Officer	02/10/15	03/31/15
Phillip Ratterman	Vice President, Core Software Engineer	2/10/14	2/10/15
Jeromee Johnson	Vice President, Options Market Development	02/10/15	6/30/15
Joe Bracco	Senior Vice President, Head of Institutional and Strategic Relations	02/10/15	10/30/15

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve staggered, three-year terms. The current directors of the Exchange are the persons listed below:

Directors

Name	Classification(s)	Appointment Date:	Termination Date:	Class (Anticipated Expiration)[1]
Chris Concannon	CEO/Industry	03/31/15		N/A
Christopher Isaacson	Industry	10/26/15		Class III (Fall 2017)
David Roscoe	Non-Industry/Independent	01/31/14		Class III (Fall 2017)
Sandy Kemper	Non-Industry/Independent	10/26/15		Class I

[1] Pursuant to the Exchange's Bylaws, directors in Class I will serve until the second annual election, directors in Class II will serve until the third annual election and directors in Class III will serve until the third annual election. The annual election is likely to occur each year in the Fall, though a date certain is not required under the Exchange's Bylaws. New directors elected from each Class will serve three-year terms.

				(Fall 2018)
Scott Wagner	Non-Industry/Independent	10/27/16		Class II (Fall 2016)
Jill Sommers	Non-Industry/Non-Independent	10/26/15		Class I (Fall 2018)
Matt Billings	Member Representative Director/Industry	10/27/16		Class II (Fall 2016)
Joseph Mecane	Member Representative Director/Industry	10/27/15		Class I (Fall 2018)

Former Directors

Name:	Title:	Appointment Date:	Termination Date:	Class:
William O'Brien	Chief Executive Officer	05/2010	01/31/14	N/A
Michael Culek	Owner Director	04/2013	01/31/14	Class II
Michael Simon	Owner Director	05/2011	01/31/14	Class I
Greg Tusar	Owner Director	05/2010	03/2013	Class III
Noel Dalzell	Owner Director	11/2012	03/2013	Class II
Leonard Amoruso	Owner Director	05/2011	07/2013	Class I
Michael Corrao	Owner Director	07/2013	01/2014	Class I
James Angel	Independent Director	05/2011	01/31/14	Class I
Larry Bergmann	Independent Director	05/2013	01/31/14	Class III
Susan Certoma	Independent Director	05/2013	01/31/14	Class I
William Dailey	Independent Director	05/2011	01/31/14	Class I
Patrick Healy	Independent Director	05/2012	01/31/14	Class II
Sam Scott Miller	Independent Director	05/2012	01/31/14	Class II
Mark Minister	Independent Director	05/2013	01/31/14	Class III

George Munoz	Independent Director	05/2013	01/31/14	Class III
Steven Rubinow	Independent Director	10/2013	01/31/14	Class II
Richard Schenkman	Independent Director	05/2013	01/31/14	Class III
Scott Ganeles	Independent Director	05/2012	07/2013	Class II
James Boyle	Member Director	10/2011	01/31/14	Class I
Joseph Droessler	Member Director	05/2012	01/31/14	Class II
Richard Gorelick	Member Director	05/2012	01/31/14	Class II
Paul Jiganti	Member Director	08/2013	01/31/14	Class III
Suhas Daftur	Member Director	05/2010	05/2013	Class III
Chris Concannon	Member Representative/Industry	03/12/12	11/04/14	
Joe Ratterman	Chairman/Industry	10/20/08	03/31/15	N/A
Harry Temkin	Non-Industry/Independent	10/17/14	07/20/15	Class III (Fall 2017)
James Selway	Member Representative/Industry	10/26/15	10/26/15	Class I (Fall 2015)
Brett Redfearn	Industry	10/17/14	05/03/16	Class III (Fall 2017)
Peter Wallison	Non-Industry/Independent	10/17/14	05/03/16	Class III (Fall 2017)
Adam Nunes	Member Representative Director/Industry	10/17/14	05/03/16	Class III (Fall 2017)

3. Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, an Executive Committee, and such other committees as may be from time to time established by the Board. The Chairman, with the approval of the Board, shall appoint persons to sit on the standing committees of the Board, consistent with the Exchange's Bylaws. The Nominating Committee and Member Nominating Committee are not committees of the Board.

Compensation Committee

Name	Classification(s)
Sandy Kemper (Chairman)	Non-Industry/Independent
Scott Wagner	Non-Industry/Independent
Jill Sommers	Non-Industry/Non-Independent

Audit Committee

Name	Classification(s)
Jill Sommers (Chairman)	Non-Industry/Non-Independent
David Roscoe	Non-Industry/Independent
Matt Billings	Member Representative Director/Industry

Regulatory Oversight Committee

Name	Classification(s)
Scott Wagner (Chairman)	Non-Industry/Independent
Sandy Kemper	Non-Industry/Independent
David Roscoe	Non-Industry/Independent

Appeals Committee

Name	Classification(s)
Matt Billings (Chairman)	Member Representative Director/Industry
Scott Wagner	Non-Industry/Independent
Joseph Mecane	Member Representative Director/Industry

Nominating Committee

Name	Classification(s)
Benjamin Gould	Non-Industry
Alex Sadowski	Industry

Member Nominating Committee

Name	Classification(s)
Bailey Korell	Member Representative/Industry
Cameron Smith	Member Representative/Industry